Exhibit 99.3

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

                                  CONSOLIDATED

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                                      INDEX

                                                                     PAGE
                                                                    -------

AUDITORS' REPORT                                                       2

CONSOLIDATED BALANCE SHEETS                                           3-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                  5

STATEMENTS OF SHAREHOLDERS' EQUITY                                     6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 7-8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                        9-56

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS                         57

                                   ----------

[ERNST & YOUNG LOGO]  o   KOST FORER GABBAY & KASIERER  o   Phone: 972-3-6232525
                          21 Aminadav St.                   Fax: 972-3-5622555
                          Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

     We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $ 25.8 million and $ 46.2 million as of December 31, 2006 and 2005, respectively, and the Company's equity in their income (losses) amounted to $ (0.3) million, $ (9.1) million and $ 1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(s) to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standard 123 (revised 2004), "Share-Based Payment", using the modified prospective method. As discussed in
Note 2(i) to the consolidated financial statements, effective October 1, 2004, the Company adopted the provisions of EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock".

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER

April 15, 2007                                  A Member of Ernst & Young Global

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                        DECEMBER 31,
                                                                               ----------------------------
                                                                    NOTE           2006            2005
                                                                 -----------   -------------   ------------
      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                          4        $      52,954   $     26,520
   Short-term investments                                             5               19,917         54,661
   Available for sale marketable securities                           6               55,862         62,617
   Trade receivables (net of allowance of doubtful accounts of
      $426 at December 31, 2005)*                                                        642          6,440
   Other receivables and prepaid expenses *                                            3,043          2,846
   Inventories                                                                         1,615          2,117
                                                                               -------------   ------------

Total current assets                                                                 134,033        155,201
                                                                               -------------   ------------

INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                                7              100,392        102,780
   Investments in other companies and long-term receivables *         8               68,215         73,931
   Deferred taxes                                                    14                9,182          6,521
   Severance pay deposits                                                              1,662          1,971
                                                                               -------------   ------------

Total investments and long-term receivables                                          179,451        185,203
                                                                               -------------   ------------

PROPERTY AND EQUIPMENT, NET                                           9                7,223          7,809
                                                                               -------------   ------------

INTANGIBLE ASSETS                                                    10
   Goodwill                                                                            2,742          2,742
   Other intangible assets                                                             2,800          2,818
                                                                               -------------   ------------

Total intangible assets                                                                5,542          5,560
                                                                               -------------   ------------

Total assets                                                                   $     326,249   $    353,773
                                                                               =============   ============

* Includes short-term receivables from related parties in the aggregate amount of $95 and $5,043 as of December 31, 2006 and 2005, respectively, and long-term receivables from related parties in the aggregate amount of $467 and $434 as of December 31, 2006 and 2005, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                        DECEMBER 31,
                                                                               ----------------------------
                                                                    NOTE           2006            2005
                                                                 -----------   -------------   ------------
      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term loans from banks and others                            11        $       1,891   $      3,808
   Current maturities of long-term loans from banks and others       13                2,249          2,065
   Trade payables                                                                      2,988          2,146
   Other payables and accrued expenses                               12               13,407         11,025
                                                                               -------------   ------------

Total current liabilities                                                             20,535         19,044
                                                                               -------------   ------------

LONG-TERM LIABILITIES
   Long-term loans from banks and others                             13                2,113          1,477
   Accrued severance pay and retirement obligations                                    2,209          2,635
   Deferred taxes                                                    14                1,408          9,494
                                                                               -------------   ------------

Total long-term liabilities                                                            5,730         13,606
                                                                               -------------   ------------

CONTINGENT LIABILITIES,PLEDGES AND COMMITMENTS                       15

MINORITY INTEREST                                                                      2,480         19,007
                                                                               -------------   ------------

SHAREHOLDERS' EQUITY:                                                16
   Ordinary shares of NIS 0.003 par value; Authorized:
      35,000,000 shares as of December 31, 2006 and 2005;
      Issued and  outstanding: 29,592,748 and 29,483,455
      shares as of December 31, 2006 and 2005, respectively;                           9,573          9,572
   Additional paid-in capital                                                        272,930        271,132
   Accumulated other comprehensive income                            24                1,298         10,741
   Retained earnings                                                                  13,703         10,671
                                                                               -------------   ------------

Total shareholders' equity                                                           297,504        302,116
                                                                               -------------   ------------

Total liabilities and shareholders' equity                                     $     326,249   $    353,773
                                                                               =============   ============

The accompanying notes are an integral part of the consolidated financial statements.

    April 15, 2007
----------------------- --------------------- -------------- ------------------
Date of approval of the    Arie Mientkavich   Avraham Asheri   Doron Birger
  financial statements  Chairman of the Board    Director    President & Chief
                             of Directors                    Executive Officer

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                    YEARS ENDED DECEMBER 31
                                                                              ------------------------------------
                                                                       NOTE      2006         2005         2004
                                                                       ----   ----------   ----------   ----------
INCOME
   Net revenues*                                                              $   12,863   $   12,646   $   11,265
   Equity in losses of affiliated companies                             18       (17,740)     (17,522)     (10,492)
   Gain from disposal of businesses and affiliated companies and
      changes in holdings in affiliated companies, net                  19         2,547       23,328      132,396
   Other income, net                                                    20        29,310       58,648        4,749
   Financial income, net                                                21         4,051        5,483        1,433
                                                                              ----------   ----------   ----------

                                                                                  31,031       82,583      139,351
                                                                              ----------   ----------   ----------
COSTS AND EXPENSES

   Cost of revenues                                                                6,625        7,907        6,791
   Research and development costs, net                                            11,758        6,163        2,889
   Marketing and selling expenses, net                                             4,717        2,386        1,311
   General and administrative expenses                                            12,995        9,249       12,292
   Amortization of intangible assets                                                  18          392          142
   Impairment of intangible assets                                      10             -            -        4,192
                                                                              ----------   ----------   ----------

                                                                                  36,113       26,097       27,617
                                                                              ----------   ----------   ----------

Income (loss) before taxes on income                                              (5,082)      56,486      111,734
 Taxes on income                                                        14        (1,110)     (10,461)     (15,101)
                                                                              ----------   ----------   ----------
Income (loss) after taxes on income                                               (6,192)      46,025       96,633
Minority interest in losses (income) of subsidiaries                               9,224        5,160       (4,135)
                                                                              ----------   ----------   ----------
Income from continuing operations                                                  3,032       51,185       92,498
Loss from discontinued operations**                                     22             -       (3,850)      (8,365)
                                                                              ----------   ----------   ----------

Net income                                                                    $    3,032   $   47,335   $   84,133
                                                                              ==========   ==========   ==========

Income per share                                                        17
   Basic:
   Income from continuing operations                                          $     0.10   $     1.74   $     3.26
   Loss from discontinued operations                                          $        -   $    (0.13)  $    (0.39)
                                                                              ----------   ----------   ----------

   Net income                                                                 $     0.10   $     1.61   $     2.87
                                                                              ==========   ==========   ==========

   Diluted :
   Income from continuing operations                                          $     0.07   $     1.73   $     3.25
   Loss from discontinued operations                                          $        -   $    (0.13)  $    (0.39)
                                                                              ----------   ----------   ----------

   Net income                                                                 $     0.07   $     1.60   $     2.86
                                                                              ==========   ==========   ==========
Weighted average number of Ordinary shares used in computing basic
   net income per share (thousands)                                               29,532       29,437       29,266
                                                                              ==========   ==========   ==========

Weighted average number of Ordinary shares used in computing diluted
   net income per share (thousands)                                               29,624       29,550       29,385
                                                                              ==========   ==========   ==========

* Includes revenues from related parties in the amount of $6,699, $8,046 and $7,182, for the years ended December 31, 2006, 2005 and 2004, respectively. (See Note 3(b) regarding the sale of Oncura)

** Includes revenues from related parties in the amount of $174 and $1,298, for years ended December 31, 2005 and 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                                                  ACCUMULATED
                                                                                                                     OTHER
                                                                  NUMBER OF                      ADDITIONAL      COMPREHENSIVE
                                                                   SHARES      SHARE CAPITAL   PAID-IN CAPITAL      INCOME
                                                                 -----------   -------------   ---------------   -------------
Balance as of January 1, 2004                                     29,206,845           9,572           267,113          51,792

Exercise of options                                                  207,579               -             2,097               -
Stock-based compensation                                                   -               -               545               -
Tax benefit in respect of options exercised                                -               -               250               -
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                       -               -                 -           8,489
   Reclassification adjustment for gain realized included in
      net income                                                           -               -                 -          (3,582)
   Foreign currency translation adjustments                                -               -                 -             202
   Unrealized gain on derivative instruments in affiliated
      company                                                              -               -                 -              84
   Reclassification adjustments for loss on derivative
      instruments, minimum pension liability and foreign
      currency translation adjustments, included in net income
      due to sale of affiliated companies                                  -               -                 -             732
Net income                                                                 -               -                 -               -
                                                                 -----------   -------------   ---------------   -------------

Balance as of December 31, 2004                                   29,414,424           9,572           270,005          57,717
Total comprehensive income

Exercise of options                                                   69,031               -               697               -
Stock-based compensation                                                   -               -               405               -
Tax benefit in respect of options exercised                                -               -                25               -
Dividend paid                                                              -               -                                 -
Other comprehensive income (loss), net of tax:
   Unrealized loss on available for sale securities                        -               -                 -         (10,450)
   Reclassification adjustment for gain realized and other
      than temporary impairment included in net income                     -               -                 -         (36,335)
   Foreign currency translation adjustments                                -               -                 -            (191)
Net income                                                                 -               -                 -               -
                                                                 -----------   -------------   ---------------   -------------

Balance as of December 31, 2005                                   29,483,455   $       9,572   $       271,132   $      10,741
                                                                 ===========   =============   ===============   =============
Total comprehensive income

Exercise of options                                                  109,293               1               527               -
Stock-based compensation                                                   -               -               344               -
Capital transaction in affiliated company (gain on purchase by
   affiliate of its subsidiary's preferred stock)                          -               -               927               -
Other comprehensive loss, net of tax:
   Unrealized gain on available for sale securities                        -               -                 -           6,493
   Reclassification adjustment for gain realized and other
      than temporary impairment included in net income                     -               -                 -         (16,645)
   Foreign currency translation adjustments                                -               -                 -             709
Net income                                                                 -               -                 -               -
                                                                 -----------   -------------   ---------------   -------------

Balance as of December 31, 2006                                   29,592,748   $       9,573   $       272,930   $       1,298
                                                                 ===========   =============   ===============   =============
Total comprehensive loss

                                                                                 TOTAL           TOTAL
                                                                 RETAINED    SHAREHOLDERS'   COMPREHENSIVE
                                                                 EARNINGS        EQUITY          INCOME
                                                                 ---------   -------------   -------------
Balance as of January 1, 2004                                      (32,347)        296,130

Exercise of options                                                      -           2,097
Stock-based compensation                                                 -             545
Tax benefit in respect of options exercised                              -             250
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                     -           8,489           8,489
   Reclassification adjustment for gain realized included in
      net income                                                         -          (3,582)         (3,582)
   Foreign currency translation adjustments                              -             202             202
   Unrealized gain on derivative instruments in affiliated
      company                                                            -              84              84
   Reclassification adjustments for loss on derivative
      instruments, minimum pension liability and foreign
      currency translation adjustments, included in net income
      due to sale of affiliated companies                                -             732             732
Net income                                                          84,133          84,133          84,133
                                                                 ---------   -------------   -------------
Balance as of December 31, 2004                                     51,786         389,080
Total comprehensive income                                                                   $      90,058
                                                                                             =============

Exercise of options                                                      -             697
Stock-based compensation                                                 -             405
Tax benefit in respect of options exercised                              -              25
Dividend paid                                                      (88,450)        (88,450)
Other comprehensive income (loss), net of tax:
   Unrealized loss on available for sale securities                      -         (10,450)        (10,450)
   Reclassification adjustment for gain realized and other
      than temporary impairment included in net income                   -         (36,335)        (36,335)
   Foreign currency translation adjustments                              -            (191)           (191)
Net income                                                          47,335          47,335          47,335
                                                                 ---------   -------------   -------------

Balance as of December 31, 2005                                  $  10,671   $     302,116   $         359
                                                                 =========   =============   =============
Total comprehensive income


Exercise of options                                                      -             528
Stock-based compensation                                                 -             344
Capital transaction in affiliated company (gain on purchase by
   affiliate of its subsidiary's preferred stock)                        -             927
Other comprehensive loss, net of tax:
   Unrealized gain on available for sale securities                      -           6,493   $
   Reclassification adjustment for gain realized and other
      than temporary impairment included in net income                   -         (16,645)        (16,653)
   Foreign currency translation adjustments                              -             709             709
Net income                                                           3,032           3,032           3,032
                                                                 ---------   -------------   -------------

Balance as of December 31, 2006                                  $  13,703   $     297,504   $     (12,912)
                                                                 =========   =============   =============
Total comprehensive loss


The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                  YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------
                                                                                2006         2005         2004
                                                                            ----------    ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                $    3,032    $  47,335   $   84,133
  Adjustments to reconcile net income (loss) to net cash used in operating activities:
    Equity in losses of affiliated companies                                    17,740       17,522       10,492
    Dividend from affiliated companies                                               -            -        1,719
    Minority interest in income (losses) of subsidiaries                        (9,224)      (5,160)       4,135
    Gain from disposal of businesses and affiliated companies and
      changes in holdings in affiliated companies, net                          (2,547)     (23,328)    (132,396)
    Gain from sale of investments in available for sale securities             (24,899)     (56,515)      (5,360)
    Gain from settlement of a subsidiary's loan                                 (2,708)           -            -
    Gain from disposal of businesses included in discontinued operations             -         (213)           -
    Depreciation and amortization                                                1,192        1,513        1,868
    Impairment of intangible assets and property and equipment                       -        1,329        7,097
    Impairment of goodwill                                                           -            -        1,980
    Decline in value of other investments                                            -          636          803
    Equity in losses (gains) of partnerships                                       672         (174)           7
    Stock based compensation and changes in liability in respect of call
      options                                                                      771         (811)       3,033
    Deferred taxes, net                                                         (4,243)      (7,288)      (2,409)
  Changes in operating assets and liabilities
    Increase in trade receivables                                                 (457)        (947)        (139)
    Decrease (increase) in other receivables and prepaid expenses                 (738)         (38)          88
    Decrease (increase) in trading securities, net                                  (2)           4            5
    Decrease (increase) in inventories and contracts-in-progress                (1,069)        (519)         333
    Increase (decrease) in trade payables                                        2,589         (834)      (1,184)
    Increase (decrease) in other payables and accrued expenses (mainly
      provision for income taxes)                                                7,195      (12,139)      16,935
    Other                                                                          843         (753)        (552)
                                                                            ----------   ----------   ----------
Net cash used in operating activities                                          (11,853)     (40,380)      (9,412)
                                                                            ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in affiliated companies                                           (18,395)      (3,823)     (57,916)
  Proceeds from sale of affiliated companies shares                                992       10,522      211,360
  Cash and cash equivalents resulting from newly consolidated
    subsidiaries(Schedule A)                                                         -            -          247
  Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated
    subsidiaries  (Schedule  B)                                                   (808)       1,800            -
  Investment in other companies                                                (25,153)     (27,651)     (15,264)
  Proceeds from sale of investments in other companies                               -          237            -
  Proceeds from repayment of loan from an affiliate                                  -        2,253            -
  Proceeds from sale of available for sale securities                           82,332      119,888        8,062
  Investments in deposits                                                      (40,183)     (59,185)    (105,378)
  Investment in available for sale securities                                  (35,377)     (35,405)     (43,000)
  Proceeds from deposits                                                        72,878      105,802       33,345
  Purchase of property and equipment                                            (1,308)        (995)        (728)
  Proceeds from sale of property and equipment                                      19          197            -
  Purchase of treasury stock from the minority by a subsidiary                       -         (823)           -
                                                                            ----------   ----------   ----------
Net cash provided by investing activities                                       34,997      112,817       30,728
                                                                            ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from options exercised                                                  527          697        2,097
  Proceeds from exercise of options in a subsidiary                                  -            8            -
  Receipt of long-term loans from banks                                              -            -          519
  Repayment of long-term loans                                                    (105)        (777)     (50,677)
  Increase (decrease) in short-term bank loan, net                                 208       (1,079)     (15,842)
  Receipt of short-term loans, convertible loans and long-term loans
    from minority shareholders of a subsidiary                                   2,660        1,003        1,539
  Issuance expenses in a subsidiary                                                  -          (75)        (180)
  Issuance of shares to the minority of a subsidiary                                 -          145            -
  Dividend paid                                                                      -      (88,450)           -
  Dividend to minority shareholders of a subsidiary                                  -            -          (67)
                                                                            ----------   ----------   ----------
Net cash used in financing activities                                            3,290      (88,528)     (62,611)
                                                                            ----------   ----------   ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                26,434      (16,091)     (41,295)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                          26,520       42,611       83,906
                                                                            ----------   ----------   ----------
                                                                                52,954       26,520       42,611
LESS CASH AND CASH EQUIVALEMENTS ATTRIBUTED TO DISCONTINUED OPERATIONS               -            -         (514)
                                                                            ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                            $   52,954   $   26,520   $   42,097
                                                                            ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                               YEAR ENDED DECEMBER 31,
                                                                          -------------------------------
                                                                            2006       2005        2004
                                                                          --------   ---------   --------
Supplemental cash flow information:
   Cash paid during the year for:

     Income taxes                                                         $    794   $  30,591   $    172
                                                                          ========   =========   ========

     Interest                                                             $     69   $     203   $  1,044
                                                                          ========   =========   ========

Proceeds from sale of an affiliate not yet received                       $      -   $   1,958   $      -
                                                                          ========   =========   ========

Proceeds from sale of an affiliate received in Zoran shares               $      -   $   7,700   $      -
                                                                          ========   =========   ========

                                                                              YEAR ENDED DECEMBER 31,
                                                                          -------------------------------
SCHEDULE A:                                                                 2006        2005       2004
                                                                          --------   ---------   --------
CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM NEWLY CONSOLIDATED
   SUBSIDIARIES
   Assets and liabilities at date of sale:
     Working capital deficiency, net (except cash and cash equivalents)   $      -   $      75   $  1,071
     Deposits                                                                    -           -        (31)
     Property and equipment                                                      -         (14)      (618)
     Intangible assets                                                           -        (237)    (1,350)
     Accrued severance pay, net                                                  -          27          -
     Long-term liabilities                                                       -           -        431
     Investment at equity prior to acquisition                                   -           -        678
     Minority interests                                                          -           -         66
     Liability incurred                                                          -         149          -
                                                                          --------   ---------   --------

     Cash and cash equivalents acquired                                   $      -   $       -   $      -
                                                                          ========   =========   ========

SCHEDULE B:                                                                 2006       2005        2004
                                                                          --------   ---------   --------
CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM DISPOSAL OF
   BUSINESSES AND DECREASE IN HOLDINGS IN FORMERLY CONSOLIDATED
   SUBSIDIARIES
   Assets and liabilities at date of sale:
     Working capital  (working capital deficiency), net (except cash
       and cash equivalents)                                              $  2,826   $    (671)  $      -
     Property and equipment                                                    709          40          -
     Intangible assets                                                           -       2,389          -
     Minority interest                                                     (10,036)          -          -
     Accrued severance pay, net                                               (215)       (171)         -
     Gain resulting from sale of businesses                                      -         213          -
   Long term loans                                                          (1,401)          -          -
   Proceeds from repayment of loans and sale of shares of former             2,633
     subsidiary
   Securities received:
     Other investments                                                      (1,713)          -          -
     Investment in affiliated Companies                                      6,389           -          -
                                                                          --------   ---------   --------

     Net increase (decrease) in cash and cash equivalents                 $   (808)      1,800   $      -
                                                                          ========   =========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:-  GENERAL

          a. Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates, primarily in the fields of medical devices, communications, semiconductors, software products and services and clean technology.

          b. In May 2005 Discount Investment Corporation Ltd. ("DIC") purchased an additional 1.8% of the Company's shares and increased its holdings in the Company's shares from approximately 46% to approximately 48%. In addition, on November 30, 2006, as part of a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, DIC purchased an additional 1.2% of the Company's outstanding shares. Following the above additional purchases of the Company's shares in 2006, DIC's interest in the Company increased from approximately 48% to approximately 49% of the Company's outstanding shares.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

          The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

          a.    Use of estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

          b.    Financial statements in U.S. dollars

                The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars, sales of its subsidiaries, affiliates and other companies are mainly in U.S. dollars and its investments are mainly done in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

                Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

                Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

                Monetary balances - at the exchange rate in effect on the balance sheet date.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          b.    Financial statements in U.S. dollars (Cont.)

                Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

                All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

                The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

          c.    Principles of consolidation

                The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation. The minority interest amount adjusts the consolidated net income
                (loss) to reflect only the Company's share in the earnings or losses of any consolidated company. However, when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses are not allocated to such minority interest in order not to reduce the carrying amount of the minority investment beyond the lower of the amount invested or liquidation value.

                The Company applies the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 provides a framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

                In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either
                (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations.

                FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

                A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          c.    Principles of consolidation (Cont.)

                VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

                As of the balance sheet dates the significant subsidiaries whose balances and results are consolidated are:

                                                              DECEMBER 31,
                                                       -------------------------
                                                          2006            2005
                                                       -------------------------
                                                                % OF
                                                       OUTSTANDING SHARE CAPITAL
                                                       -------------------------
                Elbit Ltd. ("Elbit")                      100              100
                DEP Technology Holdings Ltd. ("DEP")      100              100
                RDC Rafael Development Corporation
                  Ltd. ("RDC")                           50.1             50.1
                Galil Medical Ltd. ("Galil")(1)             -             59.1
                Mediagate Ltd. ("Mediagate")              100              100
                SELA Semiconductors Engineering
                  Laboratories Ltd. ("SELA")             65.9             66.2
                Starling Advanced Communications
                  Ltd. ("Starling")                      72.4             66.5
                3DV Systems Ltd. ("3DV")(2)                 -             88.7
                Enure Networks Ltd. ("Enure")(3)            -             57.2
                Medingo Ltd. ("Medingo")                  100                -

                (1) Through December 8, 2006 (see Note 3(b)).

                (2) Through December 12, 2006 (see Note 3(d)).

                (3) Through August 10, 2006 (see Note 3(c)).

          d.    Business combinations

                Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

          e.    Cash and cash equivalents

                Cash equivalents are short-term highly liquid investments that are readily convertible to cash and have original maturities of three months or less at the date acquired.

          f.    Bank deposits

                Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          g.    Marketable securities

                Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

                Certain marketable securities accounted for under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS 115") are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders' equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures when the fair value is lower than cost for a continuing period which exceeds six months and when the Company does not intend to hold the debentures until maturity. When computing realized gain or loss, cost is determined on an average basis. Interest and amortization of premium and discount on debt securities are recorded as financial income.

          h.    Inventories and contracts in progress

                Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

                Cost is determined as follows:
                Raw materials - using the "first in, first out" method.
                Finished Products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.Cost is measured on an average basis.

          i.    Investments in companies

                Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method ("affiliated companies") (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee's voting instruments. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions, technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

                The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          i.    Investments in companies (Cont.)

                In July 2004, the Emergency Issued Tax Force ("EITF") reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee.

                EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 were effective since the beginning of the fourth quarter of 2004. Upon adoption of EITF 02-14, the Company evaluated all of its investments at the adoption date and concluded that as a result of the adoption of EITF 02-14 no change should be made to its then implemented accounting treatment.

                The Company applies EITF 02-18 "Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition" ("EITF 02-18") in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control). If the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

                In circumstances where the Company's ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate's security or loan held by the Company to which the equity method losses are being applied.

                The excess of the investment over the proportional fair value of net tangible assets of the investee is attributed to goodwill, technology and other identifiable intangible assets. Technology and other identifiable intangible assets are amortized over a weighted averaged period of approximately 11 years, commencing from the acquisition date. Goodwill embedded in an equity method investment is not amortized. Instead it is subject to an other than temporary impairment assessment together with the entire carrying value of the investment

                Gains arising from issuance of common or in substance common shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin ("SAB") No. 51 "Accounting for Sales of Stock by a Subsidiary".

                When an investment in common stock or in-substance common stock, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is applied retrospectively and financial statements of prior periods are adjusted accordingly.

                Investments in partnerships in which the Company has a greater than five percent interest, are accounted for under the equity method.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          i.    Investments in companies (Cont.)

                Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over their operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

                Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

          j.    Property and equipment

                Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                  %
                                                      --------------------------
                  Building                                        4
                  Computers, Machinery and Furniture            6 - 33
                  Motor vehicles                                  15
                  Leasehold improvements              over the term of the lease

          k.    Impairment and disposal of long-lived assets

                The Company and its subsidiaries' long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets held for sale are reported at the lower of their carrying amount or fair value less costs to sell. See Note 10(5) regarding impairment of intangible assets.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          l.    Intangible assets

                Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with a businesses combination. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

                The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

                Under SFAS No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

                SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit .

                Fair value of the company's reporting unit is determined using market capitalization.

                In 2004 and 2005 when performing the first phase of the goodwill impairment test, the fair value of the systems and projects segment (reporting unit) of the ET group, which is included in discontinued operations, was found to be lower than its carrying value. Therefore the second phase of the goodwill impairment test was then performed and as a result goodwill was written down by $1,980 in 2004 and $1,300 in 2005. The fair value of the reporting unit was determined using the discounted cash flow method. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

                The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

          m.    Revenue recognition

                The Company's subsidiaries (including former subsidiaries) sell software license, support systems and disposable medical products.

                Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Other product sales and revenues are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104").

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          m.    Revenue recognition (Cont.)

                Revenues from license fees or product sales are recognized when persuasive evidence of an arrangement exists delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable.

                When the products are sold with a warranty, a provision is recorded at the time of sale for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

                Revenues from software licenses that require significant customization, integration and installation (included in discontinued operations) are recognized based on SOP 81-1, "Accounting for Performance of Construction Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Revenues derived from software licensing arrangements based on new technology, in which the Company's subsidiary does not have sufficient prior experience and estimates are not reasonably determinable, are recognized using the completed-contract method.

                Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

                Revenues from cost plus service agreements are recognized as the services are performed, based on the costs incurred.

          n.    Research and development costs

                Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

          o.    Advertising costs

                Advertising costs are charged to the consolidated statement of operations as incurred.

          p.    Royalty-bearing grants

                Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable that they will be repaid.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          p.    Royalty-bearing grants (Cont.)

                Research and development grants received by certain of the Company's subsidiaries in 2006 amounted to $1,982 (2005 - $1,528, 2004 - $1,535).

                Research and development grants received in 2004 by the ET group, which are presented in the discontinued operations amounted to $181.

          q.    Income taxes

                The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

          r.    Income (loss) per share

                Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

          s.    Stock based compensation

                Effective January 1, 2006 ("the effective date"), the Company applies SFAS No. 123(R), "Share-Base Payment" ("SFAS 123(R"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123(R) requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R).

                The company, its subsidiaries and its affiliated companies adopted SFAS 123(R) using the modified-prospective method. According to the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value estimated in accordance with the provisions of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

                Previously, effective January 1, 2003 the Company and its subsidiaries adopted the fair-value-based method of accounting for share-based payments based on the provisions of SFAS 123, using the prospective methods described in SFAS 148, "Accounting for Stock- Based Compensation- Transition and Disclosure".

                Because 1) SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, 2) the Company adopted SFAS 123 using the prospective transition method (which applied only to awards granted, modified or settled after January 1, 2003), and 3) prior to January 1, 2006, the Company's affiliated

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          s.    Stock based compensation (Cont.)

                companies applied APB 25 whereby compensation cost is measured based on the intrinsic value of the options granted, compensation cost for some previously granted but unvested awards in the Company, its subsidiaries and in its affiliated companies that were not previously determined at fair value, measured and recognized under the provisions of SFAS 123(R) starting in 2006.

                The expense related to stock-based employee compensation included in the determination of net income for 2005 and 2004, is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company, its subsidiaries and its affiliated companies had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income and pro forma basic and diluted net income per share would be as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            2005         2004
                                                         ----------   ----------

                  Net income, as reported                $   47,335   $   84,133
                  Add: Stock-based employee compensation
                    expense included in reported net
                    income                                      347          202
                  Deduct: Total stock-based employee
                    compensation expense determined
                    under the fair value based method
                    for all awards                            2,739        2,981
                                                         ----------   ----------

                  Pro forma net income                   $   44,943   $   81,354
                                                         ==========   ==========

                Income per share:
                  Basic - as reported                    $     1.61   $     2.87
                  Basic - pro forma                            1.53         2.78

                  Diluted - as reported                        1.60         2.86
                  Diluted - pro forma                          1.52         2.77

                The Company recognizes compensation expenses for the value of its awards over the requisite service period of each of the awards using the straight line method.

                The fair value of stock options for the company was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2006, 2005 and 2004:

                                                   2006      2005      2004
                                                  -------   -------   -------

                Risk-free Interest Rate            4.75%     4.75%      2.5%

                Expected Dividend Yield(1)            0%        0%        0%

                Expected Volatility(2)               38%       38%       42%

                Expected Lives(3)                   2.8       2.8       2.8

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          s.    Stock based compensation (Cont.)

            (1) According to the Company's option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield. Consequently, when such a reduction in exercise occurs, there is no accounting consequence.

            (2) The Company used its historical volatility over the period of the expected lives of the options.

            (3) The Company determined the expected life of the options according to vesting terms of the options.

                The Company's additional disclosures required by SFAS 123R are provided in Note 16.

                Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses.

          t.    Comprehensive income

                Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments (See Note 24).

          u.    Severance pay

                The Company's and its subsidiaries' liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

                Severance pay expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $833, $354 and $816, respectively.

                Severance pay expenses for the years ended December 31, 2005 and 2004 presented in the discontinued operations amounted to $28 and $62, respectively.

          v.    Discontinued operations

                Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          w.    Fair value of financial instruments

                SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2006 and 2005, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

                It was not practical to estimate the fair value of the Company's investments in shares and loans of non-public investments which presented as other companies because of the lack of a quoted market price or without incurring excessive costs. The carrying amounts of these companies were $66,750 and $46,868 at December 31, 2006 and 2005, respectively, and they represent the original cost, net of any impairment charges since the dates of acquisition.

          x.    Concentrations of credit risk

                Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

                Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. 85.5% of marketable debentures are debentures of U.S. government agencies with high credit quality and with limited amount of credit exposure to any U.S agency. The other 14.5% are corporate debentures with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company's management believes that minimal credit risk exists with respect to these investments.

                Trade receivables are derived from sales to major customers located primarily in the U.S and in Asia. The Company's subsidiaries perform ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is recognized with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

                As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          y.    Recently issued accounting pronouncements

          i. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          y.    Recently issued accounting pronouncements (Cont.)

                FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

                FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

                FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

                The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations.

          ii. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company will evaluate the impact that adopting FASB 157 will have on its financial statements.

          iii. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

          z.    Reclassifications

                Certain prior year amounts were reclassified to conform with current year financial statement presentation.

NOTE 3:-  BUSINESS COMBINATIONS AND SALE OF BUSINESSES

          a.    Elron Telesoft

                On December 29, 2005, Elron sold all of its shares of Elron Telesoft Ltd. and Elron Telesoft Export ("The ET Group") to ECtel Ltd. (NASDAQ: ECRX) for $2,100. The above transaction resulted in an immaterial gain (due to previous impairment charges which were recorded on the ET Group assets).

                According to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:-  BUSINESS COMBINATIONS AND SALE OF BUSINESSES (CONT.)

          a.    Elron Telesoft (Cont.)

                be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the ET Group met the criteria for reporting discontinued operations and therefore the results of operations of the business for the periods presented and the gain on the sale had been classified as discontinued operations in the statement of operations.

          b.    Galil

                Galil Medical Ltd. ("Galil") develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.

                On December 8, 2006 Galil has completed a $40,000 financing in consideration for 74,962,166 preferred A1 shares, led by U.S. venture capital funds namely, Thomas, McNerney & Partners, The Vertical Group and Investor Growth Capital (the "new investors"). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, for approximately $8,000 of which approximately $2,650 were purchased from Elron's subsidiary, RDC. In addition, loans in the amount of approximately $3,600 previously granted to Galil by Elron, RDC and DIC, were converted into 6,746,596 preferred A2 shares of Galil of which Elron's share was approximately $1,400 and RDC's share was approximately $800. The sale of the shares in RDC and the conversion of the loans granted by RDC and Elron were done as part of the same transaction. Accordingly, only the cash received in excess of the converted loans represents consideration for the sale of Galil's shares by RDC. As a result, a gain in the amount of approximately $600 was recorded ($0 net of minority interest since the converted loans exceeded the cash received on a consolidated basis).

                Following the above transactions, Elron and RDC holds approximately 12% and 17%, respectively, of Galil's outstanding shares. As a result of the decrease in Elron's and RDC's interest in Galil, Elron ceased to consolidate Galil's financial statements.

                On December 8, 2006 Galil also completed the sale of its 25% interest in Oncura Inc ("Oncura") to Oncura's 75% shareholder, and purchased from Oncura the urology related cryotherapy business for a net consideration of $20,000. Following the transaction, the cryotherapy business is solely owned and operated by Galil. As a result of the sale of Oncura and the purchase of the cryotherapy business, Galil recorded loss in the amount of approximately $1,700 (not including transaction costs). Elron's share in the above loss amounted to approximately $600, included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

          c.    Enure

          1. On October 2, 2005, Elron completed an investment of approximately $4,000 in Enure ("Enure"), in consideration for 8,547,600 Series A ("The 2005 investment") preferred shares. Enure is an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following Elron's above investment, Elron holds approximately 44% of Enure, on a fully diluted and on an as converted basis (approximately 57% on an outstanding basis). After the completion of the 2005 investment, the Company had control over Enure. Therefore, Enure's financial statements had been consolidated in the Company's consolidated financial statements. The majority of the purchase price was allocated to cash and other monetary current assets and liabilities.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:-  BUSINESS COMBINATIONS AND SALE OF BUSINESSES (CONT.)

          c.    Enure (Cont.)

          2. On August 10, 2006, Enure completed an additional $4,000 financing round ("the additional financing round"), of which Elron invested $500 a new investor and $3,500. This round was a continuation to the 2005 investment. As a result of the additional financing round, Elron's interest in Enure decreased from 44% to 34% on a fully diluted basis and on an as converted basis (to approximately 41% on an outstanding basis) , thus that Elron lost control over Enure The aggregate investment in Enure of $8,000 was in consideration for 17,095,200 Series A preferred shares, of which Elron received 9,616,050 Series A preferred shares of Enure.

                Enure is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Enure. As of December 31, 2006, Elron's maximum exposure to loss as a result of its investment in Enure does not exceed the carrying value of its investment in Enure in the amount of approximately $2,200. In addition, as a result of the decrease in Elron's interest in Enure, and since Elron is not the primary beneficiary of Enure, Elron ceased to consolidate Enure's financial statements following the additional financing round. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Enure is accounted for from the date of the additional financing round under the cost method.

          d.    3DV

                3DV Systems Ltd. ("3DV") develops a unique video camera technology capable of capturing the depth dimension of objects in real time.

                On December 12, 2006, 3DV completed a financing round of $20,100, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund. The investment was in two installments, the first of which was in the amount of $9,000, in consideration for 2,077,387 preferred B shares, which was invested immediately and the second installment will be invested upon completion of milestone as define in the share purchase agreement. As part of the first installment Elron and RDC invested together an amount of approximately $1,100 and converted $5,100 previously granted loans, all in consideration for 1,409,853 preferred B shares (of which Elron's share was 587,207 preferred B shares and RDC share was 822,646 preferred B shares). Elron and RDC also converted previously granted loans in the amount of approximately $950 to 179,665 preferred A shares. Following the completion of the investment, Elron's and RDC's holdings in 3DV, decreased from 29.9% and 44.8% to approximately 21.7% and 31.7%, respectively, of the shares of 3DV on a fully diluted and on an as converted basis (from approximately 35.7% and 53.5% to approximately 25.7% and 37.5%, respectively, on an outstanding basis and on an as converted basis). Following the investment, since 3DV is not considered a VIE and since Elron does not control 3DV, Elron ceased to consolidate 3DV's financial statements and the investment in 3DV is accounted for under the equity method. Since the Company's and RDC's investment and conversion of loans was to preferred B shares and since the Company's and RDC's investment in the converted loans was reduced to zero through the losses of 3DV, the Company recorded gain in the amount of $3,500 ($2,500 net of minority interest) in order to reflect its share in the preferred B share capital.

NOTE 4:-  CASH AND CASH EQUIVALENTS

          Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 5.08% per annum (December 31, 2005 - 4.1%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 4.26%.

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 5:-  SHORT-TERM INVESTMENTS

                                              ANNUAL
                                             WEIGHTED
                                              AVERAGE
                                             INTEREST
                                            RATE AS OF
                                           DECEMBER 31,
                                               2006            DECEMBER 31,
                                           ------------  ----------------------
                                                 %          2006        2005
                                           ------------  ----------  ----------

   Certificate of deposits                     5.38           9,082      10,150
   Bank deposits                               5.25          10,835      44,511
                                                         ----------  ----------

                                                         $   19,917  $   54,661
                                                         ==========  ==========

NOTE 6:-  AVAILABLE FOR SALE MARKETABLE SECURITIES

   Available-for-sale securities: (1)
     U.S. government agencies and
     corporate debentures                      4.76      $   55,862  $   62,617
                                                         ==========  ==========
           (1)   Includes unrealized
                 income                                  $      399  $      - *)
                                                         ==========  ==========
           *)    In 2006 and 2005
                 unrealized losses in the
                 amount of $519 and $909,
                 respectively, were
                 reclassified as financing
                 loss due to an other than
                 temporary decline in
                 value of certain securities.

                                                         MATURITIES
                                                         ----------

   As of December 31, 2006:

   Available-for-sale securities:
   Due in one year or less                               $   16,022
   Due after one year to three years                         23,563
   Due after three years to five years                       13,746
   Due after five years to ten years                          2,531
                                                         ----------
                                                         $   55,862
                                                         ==========

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES

          a.     Affiliated companies are
                 as follows:

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2006           2005
                                                       -------------------------
                                                           CONSOLIDATED % OF
                                                NOTE   OUTSTANDING SHARE CAPITAL
                                                -----  -------------------------
                 Elbit Systems ("ESL")          7d(1)         -              -
                 Given Imaging                  7d(2)      25.4           24.2
                 ChipX                          7d(3)      28.7           26.5
                 K.I.T eLearning                7d(4)         -              -
                 Wavion                         7d(5)      38.0           37.8
                 Oren Semiconductors            7d(6)         -              -
                 Galil                           3b        29.0              -
                 3DV                             3d        63.1              -
                 NetVision                      7d(7)      36.1           39.1
                 AMT                            7d(8)      33.7           41.8
                 Oncura                         7d(9)         -           25.0
                 Pulsicom                         -        18.2           18.2
                 Notal Vision                     -        23.3           25.6
                 CellAct                          -        45.0           45.0

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

          b.    Composition of investments: (1)(2)

                                                              DECEMBER 31
                                                       ------------------------
                                                          2006          2005
                                                       ----------    ----------

                Given Imaging                              72,525        68,956
                Oncura                                          -        22,072
                Galil                                       6,158             -
                Netvision                                  13,119         5,549
                Others                                      8,590         6,203
                                                       ----------    ----------

                                                       $  100,392    $  102,780
                                                       ==========    ==========

                (1) Includes loans and convertible
                    loans (bearing a weighted average
                    interest rate of 6.74% per annum
                    (December 31, 2005 - 6.42%))       $    1,066    $    1,417
                                                       ==========    ==========

                (2) Difference between the carrying
                    amounts of investments and the
                    Company's share in the net equity
                    of affiliates ,generally
                    attributed to technology,
                    goodwill and other intangible
                    assets                             $   50,701    $   69,913
                                                       ==========    ==========

          c.    Fair market value of publicly traded companies:

                                                              DECEMBER 31
                                                       ------------------------
                                                          2006          2005
                                                       ----------    ----------
                                    STOCK EXCHANGE     U.S. DOLLARS IN MILLIONS
                                 -------------------   ------------------------

                Given Imaging    Tel-Aviv and NASDAQ   $    141.0    $    176.0
                Netvision        Tel-Aviv                    54.2          27.7

          d.    Additional information

                1.    ESL

                      On July 8, 2004, Elron announced the signing of a definitive agreement for the sale of all of its holdings in Elbit Systems Ltd. ("ESL") (NASDAQ: ESLT) constituting approximately 19.6% of the outstanding share capital of ESL to Tadiran Communications Ltd., in consideration for approximately $197,000. The closing of the transaction was subject to the right of first refusal of Federmann Enterprises Ltd. ("Federmann Enterprises"), the other major shareholder of ESL. On July 28, 2004, Federmann Enterprises exercised its right of first refusal, following which the shares were sold to Federmann Enterprises for approximately $197,000. As a result, Elron recorded, in 2004, a gain of approximately $104,600 which net of tax amounted to approximately $91,500. The gain net of tax includes a reduction of approximately $21,600 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards.

                2.    Given

                      Given Imaging Ltd. ("Given"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules.

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

          d.    Additional information (Cont.)

                2.    Given (Cont.)

                  a. In April 2004, RDC purchased from one of its shareholders (a former senior executive of RDC) treasury shares amounting to approximately 3% of its outstanding share capital. In consideration for the treasury shares, RDC distributed to the shareholder 200,000 shares of Given. The number of the distributed Given shares was calculated based on the relative fair values of the shares of RDC and of Given on the date the agreement to purchase the treasury shares was signed (May 2003). The transaction was completed in April 2004, after receipt of various approvals required under the agreement.

                      RDC recorded the purchase of the treasury shares based on the fair value of Given's shares on the date of distribution. Accordingly, RDC recorded a gain on the distribution of Given shares of approximately $5,800. RDC's purchase of the treasury shares resulted in Elron increasing its interest in RDC by approximately 1.5% to approximately 49.6%. This acquisition of the additional interest in RDC was accounted for by the purchase method.

                      Accordingly, Elron recorded the additional interest in RDC at fair value of approximately $1,900 and recorded its share of the gain in the distribution of Given shares in the amount of $1,400, net of tax and minority interest.

                      The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $1,900 and was allocated mostly to RDC's remaining investment in Given.

                  b. In June 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters' over allotment option) sold by existing shareholders. In the aforementioned offering, RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given received net proceeds of approximately $44,300. As a result of the sale of Given's shares by RDC and the issuance of shares by Given, Elron's direct and indirect ownership interest in Given decreased from approximately 16% to approximately 15%, and Elron recorded a gain of $15,200 ($6,700 net of tax and minority interest).

                  c. During the second half of 2004, Elron purchased 1,373,513 ordinary shares of Given in consideration for approximately $43,900. As a result, Elron's direct and indirect ownership interest in Given increased from approximately 15% to approximately 20%. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $39,500 and was allocated as follows: approximately $30,400, net of deferred tax liability in the amount of $ 1,900, to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,700 to in-process research and development activities ("IPR&D"), and approximately $7,400 to goodwill.

                      Products which did not receive marketing clearance by regulatory authorities as of the acquisition date are considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

                d.    Additional information (Cont.)

                2.    Given (Cont.)

                      Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D were included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

                  d. During 2004, the Company's then Chairman of the Board exercised options previously granted to him and purchased 21,751 shares of Given from the company, in consideration for approximately $49 and the elimination of the related liability previously recorded in Elron's books. As a result, Elron recorded a gain of approximately $600.

                  e. During 2005 a former senior employee of RDC exercised options previously granted to him, and purchased from RDC 70,200 shares of Given in consideration for approximately $12 and the elimination of the related liability previously recorded in RDC'S books. As a result, RDC recorded a gain of approximately $1,200 (net gain of approximately $500 net of tax and minority interest).

                  f. During August 2006, Elron purchased, in a series of open market transactions, 539,721 ordinary shares of Given, for an aggregate purchase consideration of approximately $10,000. As a result of the transactions, Elron's direct and indirect ownership interest in Given increased to approximately 21.2% of Given outstanding ordinary shares. In parallel transactions, DIC , purchased the same number of shares of Given for the same aggregate consideration, increasing its holding from approximately 12.4% to approximately 14.3% of Given's outstanding ordinary shares.

                      The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $8,100 and was allocated as follows: approximately $6,300 to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,000 to IPR&D and approximately $800 to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 10.5 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

                  g. As of December 31, 2006 the company holds direct and indirect approximately 18% of the shares of Given on a fully diluted basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

                3.    ChipX

                      ChipX Incorporated ("ChipX") is a manufacturer of late stage programmable structured ASICs (application-specific integrated circuits). In March 2004, ChipX completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron's voting interest in ChipX decreased from approximately 33% to approximately 26%. The aforementioned transaction had no effect on Elron's results of operations. In continuation to the above transaction, in May 2006, ChipX completed a private placement round from existing shareholders of $6,000, of which Elron invested approximately $ 2,300. As a result Elron's voting interest in ChipX increased to approximately 29%.

                4.    KIT

                      In March 2004, Elron together with the other shareholders of K.I.T. eLearning B.V ("KIT"), DIC and Kidum IT Ltd. (together "the sellers") completed the sale of KIT, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (NASDAQ: LAUR), a global leader in higher education, in consideration for $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on earnings of KIT in the years 2006 and KIT future earnings in 2007, from which Elron's share will be up to approximately $5,700.

                5.    Wavion

                      Wavion is a developer of broadband wireless access systems for Wi-Fi networks. In each of 2005 and 2006, Elron invested $1,424 in Wavion Inc. ("Wavion") in consideration for 1,696,728 Series B preferred shares in each year, out of an aggregate amount of $3,600 invested each year in Wavion by existing shareholders. As a result Elron's share in Wavion increased from 37.5% to 37.8% in 2005 and to 38% in 2006. Wavion is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Wavion, and accordingly has not consolidated Wavion. As of December 31, 2006, there is no exposure to loss as a result of the Company's involvement in Wavion since the carrying value of the investment in Wavion is nil.

                6.    Oren

                      On June 10, 2005, Zoran Corporation (NASDAQ: ZRAN) ("Zoran") completed the acquisition of Oren Semiconductors Inc. ("Oren"). Prior to the transaction, Zoran held approximately 17% of Oren. The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion). For the assurance of Oren's representations in accordance with the agreement, an amount of approximately $1,900 out of the cash received was deposited in an escrow account, of which half was received in June 2006 and the second half will be received until June 2007. As a result of the sale, Elron recorded a gain, in 2005, of approximately $19,700 (approximately $17,200 net of taxes).

                      In July 2005, Elron sold all shares of Zoran received by it in the aforementioned sale for approximately $8,800 and recorded a gain of approximately $1,100
                      (approximately $700 net of tax).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

          d.    Additional information (Cont.)

                7.    NetVision

                  a. NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP technology. During 2004, Elron and DIC each granted NetVision Ltd. ("NetVision") a loan of $2,000 in order to enable NetVision to repay a portion of its line of credit to a lending bank. DIC is the other major shareholder of Netvision. In accordance with EITF 02-18, Elron recognized all previously suspended equity method losses in NetVision in the amount of the loan granted.

                      During the second half of 2004, Elron and DIC each granted NetVision additional loans of approximately $3,300. The loans from Elron bore an interest rate of Libor + 2% per annum

                  b. On May 19, 2005, Netvision completed its initial public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS 135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS 38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS 97 million (approximately $22,400) was allocated to the convertible securities based on the relative fair value of such securities. Future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS
                      28.8 million (approximately $6,600). Elron and DIC each converted approximately $3,100 of loans into equity of Netvision immediately prior to the offering and $2,200 in loans was repaid to each Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron's interest in Netvision decreased from 45.7% to approximately 39% (27.4% on a fully diluting basis including all convertible securities), resulting in a gain of approximately $3,000.

                  c. As a result of conversion of convertible debentures and exercise of employees options into Netvision common stock during 2006, Elron's interest in Netvision decreased from 39.1% to 36.1%. Therefore, Elron recorded during 2006 a gain in the amount of approximately $1,800.

                  d. On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C
                      (1998) International Telecommunications Services Corp Ltd. ("Barak") and the mergerwith GlobCall Communications Ltd. ("Globcall"), following which NetVision purchased from Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and from DIC, all of GlobCall's issued share capital in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobCall Merger"). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision's value was estimated to be between 533 million NIS (approximately $122 million) and 621 million NIS (approximately $142 million), Barak's value was estimated to be between 456 million NIS (approximately $105 million) and 529 million NIS (approximately $121 million), and GlobCall's value was estimated to be between 67 million NIS (approximately $15 million) and 90 million NIS (approximately $21 million). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are part of the IDB group and are entities under common control.

                      Following the transactions, Elron's, DIC's and Clal's holdings in NetVision is approximately 18%, 25% and 29%, respectively. As part of the transaction, a shareholders agreement was executed between Elron, DIC, and Clal, in connection with voting at shareholders meetings including the appointment of directors.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

          d.    Additional information (Cont.)

                7.    NetVision (Cont.)

                  e. As of December 31, 2006 the company holds approximately 27% of the shares of Netvision on a fully diluted basis.

                8.    AMT

                  a. The AMT group develops technologies and products based on amorphous metals. In June 2004, Elron completed an investment of $3,000 in convertible notes of Advanced Metal Technology Ltd. (AMT) then held 28% by Elron, together with an international strategic partner which also invested $3,000 in AMT's convertible notes. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT. As a result of the transaction, Elron increased its ownership interest to approximately 35% on a fully diluted basis (excluding warrants) and on an "as converted" basis. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $5,200 and was allocated as follows: approximately $2,900, net of deferred tax liability in the amount of approximately $300, to intangible assets other than goodwill with a weighted average useful life of 10 years, approximately $1,100 to IPR&D, approximately $140 to tangible assets and approximately $1,000 to goodwill.

                  b. In 2005, Elron invested additional $900 in convertible notes and $500 in loans bearing an interest rate of 8% per annum.

                  c. On June 8, 2006, Elron completed an investment of $5,000 in convertible A1 notes of AMT, as part of a financing round of $14,000 led by Shamrock Israel Growth Fund, an Israeli private equity fund. The investment in AMT was in two installments, the first of $2,500 was invested immediately. The second installment of $2,500 was invested during December 2006 an amount of approximately $700 and January 2007 an amount of $1,800. In addition, Elron and other shareholders of AMT converted previously granted loans in the amount of $1,000 into convertible A1 notes of AMT, of which Elron's share is $500. In connection and together with the above financing round, AMT issued convertible A7 notes to certain minority shareholders in its affiliates and subsidiaries, in consideration for their holdings in those companies (the "SWAP"). As a result of the SWAP, Elron recorded a gain of approximately $1,000. Following the above financing round and SWAP, Elron's holdings in AMT decreased from approximately 36.5% to approximately 31% on a fully diluted basis and on an as converted basis.

                9.    Oncura

                      Oncura provided minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. Oncura was held 25% by Galil and 75% by GE. In 2005, due to an impairment of a certain intangible relating to a contract, Galil wrote down an amount of $1,700 ($ 800 net of minority interest), which is the unamortized portion of the investment amount allocated to the aforementioned intangible asset at the date of the investment in Oncura. In addition, in light of Oncura's results, Galil recorded in 2006 and 2005 an impairment loss on the investment in Oncura in the amount of $6,100 and $ 3,400 , respectively (Elron's share net of minority interest $2,500 and $1,400, respectively, due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item "equity in losses of affiliated companies". See also Note 3(b) regarding the sale of all of Galil holdings in Oncura.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

          e.    Summarized information

                Summarized combined financial information is as follows:

                                               GIVEN     NETVISION     AMT         OTHERS
                                             ---------   ---------   ---------------------
December 31, 2006:

   Balance sheet information:
      Current assets                         $ 103,069   $  45,961   $   3,366   $  53,629
      Non-current assets                        55,108      53,039       4,467      36,460
      Total assets                             158,177      99,000       7,833      90,088
      Current liabilities                       24,054      40,196       4,323      15,918
      Non-current liabilities                   22,838      20,817      33,093       9,892
      Minority interest                          3,499         442         232           -
      Redeemable preferred stock                     -           -           -      44,919
      Shareholders' equity (deficiency)        107,786      37,545     (29,815)     19,359

Year Ended December 31, 2006:

Statement of operations information:
Revenues                                     $  95,029   $  95,969   $   4,073   $  28,311
Gross profit                                    70,875      26,284         141       9,336
Net income from continuing operations and
  net income                                         -      12,700           -         159
Net loss from continuing operations and
  net loss                                      (1,508)          -      (8,120)    (33,503)

                                               GIVEN       ONCURA      OTHERS
                                             ---------   ---------   ---------
December 31, 2005:

   Balance sheet information:
       Current assets                        $ 108,976   $  23,998   $  57,548
       Non-current assets                       40,134      37,496      53,876
       Total assets                            149,110      61,494     111,423
       Current liabilities                      22,759      30,724      53,498
       Non-current liabilities                  24,246       3,574      53,127
       Minority interest                            61           -         143
       Redeemable preferred stock                    -           -      36,108
       Shareholders' equity (deficiency)       102,044      27,196     (31,453)

Year Ended December 31, 2005:

Statement of operations information:
Revenues                                     $  86,776   $  72,063   $  95,707
Gross profit                                    64,706      31,183      25,859
Net income from continuing operations and
  net income                                     6,343           -       5,405
Net loss from continuing operations and
  net loss                                           -      (6,209)    (18,680)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

          e.    Summarized information (Cont.)

                                                 GIVEN       OTHERS
      Year Ended December 31, 2004:
      Statement of operations information:
      Revenues                                 $  65,020   $ 158,965
      Gross profit                                47,286      53,494
      Net income from continuing
        operations and net income                  2,888       4,446
      Net loss from continuing operations
        and net loss                                   -     (23,586)

                Following is the summary of information from ESL's unaudited financial report as of June 30, 2004, which the Company used in order to record in 2004 its share in the equity and results of ESL until the date of sale of the investment in ESL (on July 28, 2004) and in order to determine the gain resulting from the aforementioned sale (see Note 7d(1)).

                                                            ESL
                                                         ---------
                Six months ended June 30, 2004
                  (unaudited):

                Statement of operations information:
                Revenues                                 $ 445,317
                Gross profit                               115,438
                Net income from continuing operations
                  and net income                            24,039

          f.    Goodwill and intangible assets embedded in investments

                The annual estimated amortization expense relating to intangible assets embedded in investments accounted for under the equity method, which will be included in the line item "Equity in losses of affiliated companies" in the statement of operations, for each of the five years in the period ending December 31, 2011 is approximately $4,500.

                The weighted average amortization period of the intangible assets is approximately 11 years.

                At the balance sheet date, the Company has goodwill in the amount of $11,000 allocated to investments accounted for under the equity method.

          g.    Impairment

                As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $6,100, $5,300 (including $1,700 relating to a certain intangible asset in an investee) and $700, in 2006, 2005 and 2004, respectively. Such impairment losses are included as part of the Company's equity in losses of affiliated companies.

          h.    Subsequent event

                On March 15, 2007, the Company completed the acquisition of approximately 34% of the outstanding shares of AqWise - Wise Water Solutions Ltd., an Israeli-based water technology company, from certain existing shareholders in consideration for approximately $3,400.

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:-  INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

                                                              DECEMBER 31
                                                         ---------------------
                                                            2006        2005
                                                         ---------------------
                Marketable securities presented as
                  available-for-sale securities: (1)
                Partner (2)                              $       -   $  25,998
                Other                                        1,465       1,065
                                                         ---------   ---------

                                                             1,465      27,063
                                                         ---------   ---------

                Partnerships                                 3,329       3,698
                                                         ---------   ---------
                Other investments and long-term
                  receivables (3)(4)                        63,421      43,170
                                                         ---------   ---------

                                                         $  68,215   $  73,931
                                                         =========   =========

                (1)   Includes unrealized gains          $     920   $  17,540
                                                         =========   =========

                (2)   Partner Communications Company Ltd. ("Partner")

                      On April 20, 2005 Elbit completed the sale of 12,765,190 Partner shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of approximately 33.3 million Partner shares to Partner. As a result of the sale, Elron recorded in the statement of operations, a realized gain of approximately $56,400 (approximately $45,400 net of tax). The gain net of tax includes a reduction of approximately $ 9,400 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (e)(1).

                      Following the aforementioned sale, Elbit held 3,091,361 shares of Partner a decrease from 9% to approximately 2% of the outstanding shares of Partner.

                      On March 21, 2006, Elron completed the acquisition of approximately 823,354 shares of Partner from one of the other Israeli founding shareholders of Partner for approximately $5,300, reflecting approximately 15% discount from the market price at the date of the agreement. Upon completion of the acquisition, Elron held (directly and through Elbit) approximately 2.5% of Partner's outstanding share capital.

                      On November 16, 2006, Elbit sold 8,630 shares in consideration for approximately $100. On December 31, 2006, Elron and Elbit together completed the sale of 3,906,085 shares of Partner (823,354 by Elron and 3,082,731 by Elbit) comprising all of Elron's and Elbit's shares in Partner, to several Israeli institutional investors for approximately $39,800. As a result of the above transactions, Elron recorded in the fourth quarter of 2006 in the statement of operations, a realized gain of approximately $25,000 (approximately $21,200 net of tax). The gain net of tax includes a reduction of approximately $3,700 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See
                      Note 14 (e)(3).

                      During 2006 and 2005 Elron and Elbit received dividend from Partner in the amount of approximately $1,800 and $400, respectively.

                (3) During 2005 and 2004, Elron recorded impairment losses of approximately $600 and $800, respectively, in respect of certain investments and receivables.

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:-  INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

                (4)   Other investments include mainly the following companies:

                                                             DECEMBER 31,
                                        ----------------------------------------
                                          NOTE       2006                2005
                                        -------   % OF OUTSTANDING SHARE CAPITAL
                                                      ON AN AS CONVERTED BASIS
                                                  ------------------------------
                         Jordan Valley  8(4)(a)      27.8                27.8
                         Impliant       8(4)(b)      22.3                21.5
                         Nulens         8(4)(c)      29.0                21.6
                         Teledata       8(4)(d)      21.1                21.1
                         Brainsgate     8(4)(e)      22.3                22.3
                         Safend         8(4)(f)      26.2                   -
                         Enure            3(e)       40.1                   -
                         Neurosonix     8(4)(g)      16.5                   -
                         Atlantium      8(4)(h)      31.2                   -

                (a)   Jordan Valley

                      On October 21, 2004, Elron purchased 32,901 Preferred A shares of Jordan Valley Semiconductor Ltd. ("Jordan Valley"), in consideration for approximately $6,700, as part of an aggregate investment of approximately $9,000 raised by Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested by Clal by way of conversion of previously granted loans. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Following the investment Elron holds 25% of Jordan Valley on a fully diluted basis and on an as converted basis. According to the agreement, Elron's holding percentage was subject to adjustment based on Jordan Valley's future performance and therefore Elron invested in October 2005 an additional $1,400. Jordan Valley is also 40% owned (indirectly) by Clal, an entity under common control with DIC. Elron's investment in Jordan Valley was approved by the shareholders of Elron and Clal on October 21, 2004. Since the investment in preferred A shares is not considered to be an investment in in-substance-common stock, the investment in Jordan Valley is accounted for under the cost method.

                (b)   Impliant

                      On December 28, 2004, Elron invested approximately $7,300 in consideration for 19,962,500 Preferred C shares of Impliant Inc. ("Impliant") as part of a financing round of approximately $18,000 from new and existing investors of Impliant. In 2005 Elron invested an additional $1,000 in consideration for 2,682,907 Preferred C shares as part of a financing round of approximately $5,400. Impliant is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery. Following the aforementioned investments, Elron holds approximately 20% of Impliant, on a fully diluted basis and on an as converted basis. Since the investment in preferred C shares is not considered to be an investment in in-substance-common stock, the investment in Impliant is accounted for under the cost method.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:-  INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

                (4)   Other investments include mainly the following companies:
                      (Cont.)

                (c)   NuLens

                      On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. ("NuLens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical device company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron's investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an as converted basis and an additional amount of approximately $1,100 was invested on March 9, 2006, simultaneously with an additional investment of $ 1,500, for 241,158 Series B preferred shares as part of a new round of investment in the aggregate amount of approximately $6,000. The new round was led by Warburg Pincus, a leading global private equity fund. Following the above investments, Elron holds 25% of NuLens, on a fully diluted and on an as converted basis. Since the investments in preferred A and B shares are not considered to be an investment in in-substance-common stock, the investment in NuLens is accounted for under the cost method.

                (d)   Teledata

                      On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. ("Teledata"), in consideration for 4,923,194 series A preferred shares. The investment was part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, a related venture capital fund ("Infinity"), invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the investment, Elron holds approximately 21% of Teledata, on a fully diluted and on an as converted basis. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Teledata is accounted for under the cost method.

                (e)   BrainsGate

                      On August 8, 2005, Elron completed an investment of approximately $6,900 in BrainsGate Ltd. ("BrainsGate"), in consideration for 1,733,141 Series B-1 preferred shares, as part of an aggregate investment of approximately $17,000. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies. Following Elron's investment, Elron holds approximately 20% of BrainsGate, on a fully diluted and on an as converted basis. Since the investment is in preferred B-1 shares, which are not considered to be an investment in in-substance- common stock, the investment in BrainsGate is accounted for under the cost method.

                (f)   Safend

                      On January 2, 2006 Elron completed an investment of approximately $3,700 in Safend Ltd. ("Safend") in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron's investment, Elron holds approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions. Since the investment in preferred B shares is not considered to be an investment in in-substance-common stock, the investment in Safend is accounted for under the cost method.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:-  INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

                (4)   Other investments include mainly the following companies:
                      (Cont.)

                (g)   Neurosonix

                      On August 27, 2006, Elron completed a new investment of $5,000 in Neurosonix Ltd. ("Neurosonix") as part of an aggregate investment of $12,000 in two installments. The first installment in the amount of $6,840 was invested immediately and the second installment in the amount of $5,160 will be invested upon completion of a certain milestone by Neurosonix. Elron's first installment in the amount of $2,850 was in consideration for 9,300 Series C preferred shares of Neurosonix. Following Elron's first investment installment, Elron holds approximately 16% and upon completion of the aggregate investment, Elron will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. Since the investment in preferred C shares is not considered to be an investmentin in-substance-common stock, the investment in Neurosonix is accounted for under the cost method.

                (h)   Atlantium

                      On October 23, 2006, Elron completed a new investment of $10,000 in Atlantium Inc. ("Atlantium") in consideration for 1,494,766 Series B Preferred shares, as part of an aggregate investment of $17,000. The other $7,000 was the conversion of convertible loans previously granted by existing Atlantium shareholders. Following Elron's investment, Elron holds approximately 25.7% of Atlantium on a fully diluted basis and on an as converted basis. Atlantium an Israeli-based water technology company provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. Since the investment in preferred B shares is not considered to be an investment that is in-substance-common stock, the investment in Atlantuim is accounted for under the cost method.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 9:-  PROPERTY AND EQUIPMENT, NET

                                                               DECEMBER 31
                                                          --------------------
                                                             2006       2005
                                                          ---------   --------

          Land and Building                               $   9,829   $  9,944
          Leasehold improvements                              2,496      2,508
          Computers, furniture and machinery                  2,293      4,176
          Motor vehicles                                        520        561
                                                          ---------   --------

                                                             15,138     17,189
          Less - accumulated depreciation                     7,915      9,380
                                                          ---------   --------

          Property and equipment, net                     $   7,223   $  7,809
                                                          =========   ========

          Depreciation expenses amounted to approximately $1,173, $1,016 and $1,013 for the years ended December 31, 2006, 2005 and 2004, respectively.

          Depreciation expenses included in the discontinued operations, amounted to approximately $10 and $124 for the years ended December 31, 2005 and 2004, respectively.

NOTE 10:- GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                   DECEMBER 31
                                                  PERIOD OF    -------------------
                                                AMORTIZATION      2006      2005
                                                ------------   ---------   -------
                                                   years
Cost:
Technology and other intangible assets (1)          14         $     425   $   425
Accumulated amortization:
Technology and other intangible assets (1)                           254       236
                                                               ---------   -------

                                                                     171       189

Intangible assets with indefinite useful life                      2,629     2,629
                                                               ---------   -------

Total other intangible assets                                      2,800     2,818
                                                               =========   =======

Goodwill                                                           2,742     2,742
                                                               =========   =======

          1. The annual estimated amortization expense relating to Elron's amortizable intangible assets existing as of December 31, 2006, for each of the five years in the period ending December 31, 2011 is approximately $34.

          2. The changes in the carrying amount of goodwill for the years ended December 31, 2006, 2005 and 2004 are as follows:

                                                            OTHER HOLDINGS AND
                                                           CORPORATE OPERATIONS
                                                           --------------------
                Balance as of January 1, 2004                    $ 6,428
                Newly consolidated companies                         229
                Balance as of December 31, 2004                  $ 6,657
                                                                 -------
                Adjustment of goodwill due to reversal
                   of valuation allowance in respect to
                   deferred tax assets (4)                        (3,915)
                                                                 -------
                Balance as of December 31, 2005 and 2006         $ 2,742
                                                                 =======

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- GOODWILL AND OTHER INTANGIBLE ASSETS (CONT.)

          3. Amortization expenses amounted to approximately $18 $61 and $142 for the years ended December 31, 2006, 2005 and 2004, respectively.

          4. See Note 14 (e)(1) regarding to a tax benefit recorded as a reduction of goodwill in 2005.

          5. As a result of the Company's revised estimate about the realizability of future royalties to be received, the Company recorded in 2004 an impairment loss of approximately $4,200 ($2,700 net of tax) in respect of the intangible asset relating to Mediagate's technology. This impairment loss is included as a separate line item in the statement of operations.

NOTE 11:- SHORT-TERM LOANS FROM BANKS AND OTHERS

                                              WEIGHTED
                                              AVERAGE
                                           INTEREST RATE
                                            DECEMBER 31,
                                                2006             DECEMBER 31
                                           -------------   ----------------------
                                                 %            2006         2005
                                           -------------   ----------   ---------
Short-term loans from banks denominated
   in U.S. dollars                             8.88             1,208       3,808
Short-term loans from other shareholders
   of a subsidiary                             8.76               683           -
                                                           ----------   ---------
                                                           $    1,891   $   3,808
                                                           ==========   =========

                As of December 31, 2005, the balance also includes a bank loan to Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% (the Wholesale Interest Rate as of December 31, 2005 was approximately 5.3%). In February 2006, the loan (including accrued interest) was extinguished for a consideration of $100. As a result Elron recorded in the first quarter of 2006 a gain of approximately $2,700.

NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES

                                                         DECEMBER 31
                                                    ---------------------
                                                      2006        2005
                                                    --------   ----------

          Payroll and related expenses (1)          $  2,009   $    2,502
          Provision for income taxes                   9,321        4,252
          Accrued expenses                                51          850
          Employees call options (2)                     662          836
          Provision for Professional expenses            262          455
          Chief Scientist                                 43          443
          Others                                       1,059        1,687
                                                    --------   ----------

                                                    $ 13,407   $   11,025
                                                    ========   ==========

          (1) Includes provision for vacation pay   $    923   $      958
                                                    ========   ==========
          (2) EMPLOYEE CALL OPTIONS

          a. The Company's former Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired directly and indirectly by the Company in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES (CONT.)

          (2)   EMPLOYEE CALL OPTIONS (Cont.)

          b. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

          c. RDC granted to its former senior employees and to the current CEO call options to purchase 0.75%-5% of certain investments held by RDC as of the dates and at exercise prices determined in the call option agreements. During 2005, a former senior employee of RDC exercised a call option with respect to 70,200 shares of Given at an exercise price of $ 0.17 per share (See
                Note 7d(2)(e).

          All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a - c above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2006, 2005 and 2004, respectively: (1) expected life of the option of 2.3, 1.8 and 4, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%-80%, 50% and 50%, respectively; and (4) risk-free interest rate of 4.7%, 4.6% and 2.5%, respectively.

          In respect of the aforementioned call options, compensation expense (income) amounted to $227, $(1,041) and $1,414 for the years ended December 31, 2006, 2005 and 2004, respectively. These compensation expenses are included in general and administrative expenses.

NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS

          a.    COMPOSITION

                                                            DECEMBER 31
                                                    ---------------------------
                                                        2006           2005
                                                    ------------   ------------

                Long-term loans from banks          $         18   $         23
                Long-term loans from others (1)            4,344          3,519
                                                    ------------   ------------
                                                           4,362          3,542

                Less-current maturities (1)               (2,249)        (2,065)
                                                    ------------   ------------

                                                    $      2,113   $      1,477
                                                    ============   ============

                (1) As of December 31, 2006 and 2005 an amount of $2,242 and $2,058, respectively, represents loans from Rafael to RDC which are denominated in New Israeli Shekel ("NIS") and do not bear interest or linkage. These amounts are included in current maturities of long term loans. As of December 31, 2006 the amount also included $2,102 loans from Rafael received during 2006, which bearinterest at a rate of Libor plus 1.8% to be repaid in April 2009. See also Note 15(d) regarding the pledge of Given shares.

                      As of December 31, 2005, the amount also included a loan of approximately $1,379 from the minority shareholders of Galil. The loan bore interest at a rate of Libor plus 3%.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS (CONT.)

          b. The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

                First year (current maturities)                   $    2,249
                Second year                                                7
                Third year                                             2,106
                                                                  ----------

                                                                  $    4,362
                                                                  ==========

NOTE 14:- INCOME TAXES

          a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between amounts in the reporting currency and the tax bases of assets and liabilities.

          b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

                Certain of the Company's subsidiaries and affiliates in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

          c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (Law"):

                Pursuant to the Law, a subsidiary was awarded an "approved enterprise" status in the alternative track. The main benefit according to this track, if the subsidiary implements all the terms of the approved program, is a ten-year exemption from tax on income deriving from the approved enterprise.

                In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the tax exempt income originating from the approved enterprise, the dividend distributed will be subject to a corporate tax at the rate of 25%.

                Should the subsidiary derive income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at the regular rate.

                Tax benefits are conditional upon compliance with the provision of the Law, the regulations that were enacted, and the terms stipulated in the approval letter. The subsidiary's management is of the opinion that to-date the subsidiary is in compliance with these conditions.

          d. In 2004, the Israeli parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) which reduces the corporate tax rate from 36% to 35% in 2004 and progressively to a rate of 30% in 2007. As a result, Elron recorded in 2004 a tax benefit in the amount of approximately $2,900.

                On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 -
                27%, in 2009 - 26% and in 2010 and thereafter - 25% (the "Amendment"). The amendment had no material effect on the Company's financial position and results of operations in 2005.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:- INCOME TAXES (CONT.)

          e.    Taxes on income (tax benefit) are comprised as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      2006         2005         2004
                                                   ----------   ----------   ----------
Current taxes (1) (2)                              $    6,056   $   19,031   $   16,363
Adjustments of deferred tax assets and
   liabilities for enacted changes in tax rates            27          116       (2,917)
Deferred income taxes                                  (4,270)      (7,404)         508
Taxes in respect of prior years                          (703)      (1,282)       1,147
                                                   ----------   ----------   ----------

                                                   $    1,110   $   10,461   $   15,101
                                                   ==========   ==========   ==========

Domestic                                           $    1,110   $   10,461   $   15,101
                                                   ==========   ==========   ==========

                (1) In 2005, Elbit received final tax assessments for the years 2002 to 2004, according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $14,500. Since a portion of the valuation allowance reversed was in respect of loss carryforwards of Elbit existing at the date of the merger with Elron, Elron recorded a tax benefit in the amount of $3,900 relating to such portion as a reduction of the remaining goodwill.

                (2) In November and December 2006 Elbit and Elron sold all their shares of Partner (See Note 8(2)). As a result Elbit and Elron recorded tax expense in the amount of approximately $7,500.

                (3) In February 2007 Elbit received final tax assessment for the year 2005 according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $4,500 recorded in December 2006.

                (4) In December 2006 the Company decreased its previous valuation allowance in respect of losses incurred in prior periods as a result of its revised estimate of expected future taxable income due to a continued increase in the market price of certain of its marketable securities. The aforementioned decrease resulted in a tax benefit recorded of approximately $3,000.

          f.    Deferred income taxes:

                Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:- INCOME TAXES (CONT.)

          f.    Deferred income taxes: (Cont.)

                                              DEFERRED TAX ASSET      DEFERRED TAX LIABILITY
                                            ----------------------    ----------------------
                                            NON CURRENT    CURRENT    CURRENT    NON CURRENT      TOTAL
                                            -----------    -------    -------    -----------    ---------
As of December 31, 2006
Deferred tax assets:
Provision for doubtful accounts, vacation
   and others                               $         -    $   225    $     -    $         -    $     225
Accrued severance pay, net                          144          -          -              -          144
Trading marketable securities                         -         21          -              -           21
Investments in subsidiaries, affiliates
   and other companies, net                      36,918          -          -         (1,824)      35,094
Property and equipment and intangible
   assets                                             -          -          -         (1,435)      (1,435)
Tax loss carryforwards                           29,704          -          -              -       29,704
Other                                                 -        176          -              -          176
                                            -----------    -------    -------    -----------    ---------
                                            $    66,766    $   422    $     -    $    (3,259)   $  63,929
                                            -----------    -------    -------    -----------    ---------
Deferred tax liabilities:
Available-for-sale marketable securities              -          -          -            (59)         (59)
                                            -----------    -------    -------    -----------    ---------

Valuation allowance (1)                         (57,584)      (422)         -          1,910      (56,096)
                                            -----------    -------    -------    -----------    ---------
                                            $     9,182    $     -    $     -    $    (1,408)   $   7,774
                                            ===========    =======    =======    ===========    =========

                                              DEFERRED TAX ASSET      DEFERRED TAX LIABILITY
                                            ----------------------    ----------------------
                                            NON CURRENT    CURRENT    CURRENT    NON CURRENT      TOTAL
                                            -----------    -------    -------    -----------    ---------
As of December 31, 2005
Deferred tax assets:
Provision for doubtful accounts, vacation
   and others                               $         -    $   201    $     -    $         -    $     201
Accrued severance pay, net                          156          -          -              -          156
Trading marketable securities                         -         22          -              -           22
Investments in subsidiaries, affiliates
   and other companies, net                      31,946          -          -         (1,848)      30,098
Property and equipment and intangible
   assets                                            28          -          -           (744)        (716)
Tax loss carryforwards                           36,505          -          -            955       37,460
Other                                                          356          -              -          356
                                            -----------    -------    -------    -----------    ---------
                                            $    68,635    $   579    $     -    $    (1,637)   $  67,577
                                            -----------    -------    -------    -----------    ---------
Deferred tax liabilities:
Available-for-sale marketable securities              -          -          -         (7,857)      (7,857)
                                            -----------    -------    -------    -----------    ---------

Valuation allowance                             (62,114)      (579)         -              -      (62,693)
                                            -----------    -------    -------    -----------    ---------
                                            $     6,521    $     -    $     -    $    (9,494)   $  (2,973)
                                            ===========    =======    =======    ===========    =========

                (1) As of December 31, 2006, the valuation allowance for deferred tax assets, for which their reversal may be allocated to reduce other non-current intangible assets, aggregated approximately $1,200.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:- INCOME TAXES (CONT.)

          g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                 -------------------------------------
                                                    2006          2005          2004
                                                 ---------     ---------     ---------
Income (loss) before taxes as reported in the
   consolidated statements of operations         $  (5,082)    $  56,486     $ 111,734
                                                 =========     =========     =========

Statutory tax rate                                      31%           34%           35%
                                                 =========     =========     =========
Theoretical tax expense (income)                 $  (1,575)    $  19,205     $  39,107
Equity in losses of affiliated companies             5,545         6,076         3,672
Non-deductible expenses, tax exempt and
   reduced tax rate                                   (154)         (639)          856
Differences arising from the basis of
   measurement for tax purposes                     (2,534)        1,233        (1,024)
Deferred taxes on losses for which valuation
   allowance was provided                            6,911         3,380         2,940
Reversal of valuation allowance                     (7,422)      (19,618)      (28,680)
Difference relating to a change in the rate
   recognized as income in previous years*           1,015         1,990             -
Taxes in respect of previous years                    (703)       (1,282)        1,147
Effect of change in tax rate                            27           116        (2,917)
                                                 ---------     ---------     ---------
Actual tax expenses                              $   1,110     $  10,461     $  15,101
                                                 =========     =========     =========
Effective tax rate                                   (21.7%)        18.5%         13.5%
                                                 =========     =========     =========

                * With respect to the sale of available for sale securities.

          h. As of December 31, 2006 the Company had tax loss carryforwards of approximately $76,000, and its Israeli subsidiaries had tax loss carryforwards of approximately $25,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

          a. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $803, $593 and $534 for the years ended December 31, 2006, 2005 and 2004, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

                First year                       $     661
                Second year                            619
                Third year                             504
                Fourth year                            299
                Fifth year and thereafter              138
                                                 ---------

                                                 $   2,221
                                                 =========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (CONT.)

          b. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2006, the aggregate contingent royalty obligation amounted to approximately $3,281.

          c. Elron and RDC provided guarantees to banks of up to $260 from total guarantees of $300 to secure bank loans made available to a subsidiary. After the balance sheet date, Elron and RDC provided additional guarantees of $180 from total guarantees of $200 to secure an additional bank loan granted to the subsidiary.

          d. As of December 31, 2006 137,454 shares of Given held by RDC are pledged to Rafael to secure a loan in the amount of $2,000 provided to RDC by Rafael.

          e.    Legal proceedings:

          1. During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint's assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action.

          2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel. On December 14, 2006, the Supreme Court referred the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. Further to the Supreme Court's decision, on January 23, 2007, the plaintiffs filed an application with the Haifa District Court, requesting the Court's approval that the claim be recognized as a class action. The procedural manner in which the case will be handled has still not been determined

                In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. It has not been determined when the defendants are required to file their statements of defense to the claim. The claimants and the defendants are currently involved in various proceedings, mostly regarding the disagreement concerning the court fees.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (CONT.)

          e.    Legal proceedings: (Cont.)

          3. During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense. The procedural manner in which the case will be handled has still not been determined.

                The Company denies all the allegations set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, more likely than not, will cause dismissal of the above claims.

          4. On September 20, 2006 Rafael Armaments Development Authority Ltd. ("Rafael") filed a claim with the Tel Aviv District Court against the company's 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense. The parties have agreed to refer to mediation proceedings.

                Based on legal advice, the management is of the opinion that DEP and RDC have good defense arguments, which, more likely than not, will cause dismissal of the claim.

NOTE 16:- SHAREHOLDERS' EQUITY

          a.    Share capital

                An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

          b.    Dividend

                On September 5, 2005, Elron has declared a cash dividend of $3.00 per share, totaling approximately $88,500. The dividend was paid on September 27, 2005.

          c.    Options to employees

                1.    Options to Elron's Employees

                      The Company has various stock option plans under which the Company may grant options to purchase the Company's shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 7 years from the date of grant.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

          c.    Options to employees (Cont.)

                1.    Options to Elron's Employees (Cont.)

                      In May 2003, the Board of directors of the Company approved an option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. In March 2007 the 2003 option plan was increased by additional 500,000 options to purchase 500,000 ordinary shares shares of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed.

                      As of December 31, 2006, 254,777 options were granted under the 2003 Option Plan at an average exercise price of $6.68 per share. The exercise price was adjusted to reflect the abovementioned dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

                                                       YEAR ENDED DECEMBER 31, 2006
                                             ------------------------------------------------
                                                                        WEIGHTED
                                                         WEIGHTED       AVERAGE
                                                          AVERAGE      REMAINING    AGGREGATE
                                             NUMBER OF   EXERCISE     CONTRACTUAL   INTRINSIC
                                              OPTIONS      PRICE          TERM        VALUE
                                             ---------   --------     -----------   ---------
Outstanding-beginning
   of the year                                 540,435   $  11.88(*)
Granted                                         10,000       9.05
Exercised                                     (124,607)      5.78
Forfeited                                     (102,719)     14.84
                                             ---------   --------     -----------   ---------

Outstanding - end of
   the year                                    323,111   $   9.27            2.14       1,532
                                             =========   ========     ===========   =========

Options exercisable at
   the end of the year                         187,611   $  10.73            1.69         863
                                             =========   ========     ===========   =========

                                                          YEAR ENDED DECEMBER 31,
                                                     2005                       2004
                                             --------------------     -----------------------
                                                         WEIGHTED                    WEIGHTED
                                                          AVERAGE                    AVERAGE
                                             NUMBER OF   EXERCISE      NUMBER OF     EXERCISE
                                              OPTIONS      PRICE        OPTIONS       PRICE
                                             ---------   --------     -----------   ---------
Outstanding-beginning
  of the year                                  574,702   $  12.44         791,777   $   12.01
Granted                                        120,000       9.69          20,000       12.41
Exercised                                      (69,031)     10.11        (218,290)      10.35
Forfeited                                      (85,236)     13.95         (18,785)      13.39
                                             ---------   --------     -----------   ---------

Outstanding - end of
  the year                                     540,435   $   9.53(*)      574,702   $   12.44
                                             =========   ========     ===========   =========

Options exercisable at
  the end of the year                          281,435   $  11.88(*)      259,369   $   16.56
                                             =========   ========     ===========   =========

(*) After an adjustment as a result of the dividend distributed of $3 per share (see Note 16(b)).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

          c.    Options to employees (Cont.)

                1.    Options to Elron's Employees (Cont.)

                      The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2006, 2005 and 2004 were as follows:

                        FOR OPTIONS WITH AN EXERCISE PRICE ON THE GRANT DATE THAT:
                       ------------------------------------------------------------
                           EXCEEDS MARKET PRICE            LESS THAN MARKET PRICE
                       -----------------------------    ---------------------------
                          YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                       -----------------------------    ---------------------------
                         2006       2005       2004      2006      2005     2004
                       -------    -------    -------    ------    ------    -------
Weighted average
  exercise prices        $ -        $ -        $ -      $ 9.05    $ 9.69    $ 12.41
Weighted average
  fair values on
  grant date             $ -        $ -        $ -      $ 3.89    $ 4.18    $  5.51

                2. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2006:

                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
---------------------------------------------------------  -----------------------
                       NUMBER       WEIGHTED-                 NUMBER
                     OUTSTANDING     AVERAGE    WEIGHTED-   OUTSTANDING  WEIGHTED-
                         AT         REMAINING    AVERAGE        AT        AVERAGE
                    DECEMBER 31,   CONTRACTUAL   EXERCISE  DECEMBER 31,   EXERCISE
EXERCISE PRICE          2006      LIFE (YEARS)    PRICE        2006        PRICE
--------------      ------------  ------------  ---------  ------------  ---------
$ 5-7.838                199,111      1.81      $    5.61       116,111  $    5.32
$ 9.12-9.41               75,000      3.64      $    9.19        22,599  $    9.25
$ 18.87                   24,000      1.47      $   18.87        24,000  $   18.87
$ 29.38                   25,000      0.83      $   29.38        25,000  $   29.38
                    ------------                           ------------

                         323,111                                187,611
                    ============                           ============

                3. In December 1999, the Company's shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the "1999 grant"). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. On February 2005 and February 2006, the first and the second portion were expired.

                      In March 2001, the Company's shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the "2001 grant"). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. On June 2006, the first portion expired. The exercise prices of the options granted in June 2003 was $5.437 as adjusted for the abovementioned dividend distributed in 2005. In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares. In December 2006, 19,385 options at an exercise price per share of $10.01 from the 1999 grant were exercised into 4,070 shares

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

          c.    Options to employees (Cont.)

                      As of grant date, the weighted average fair value of the remaining 2001 grant was $ 1.3 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model (see Note 2s for the assumptions used in the calculation).

                      Upon exercise of the options, the option holder will be granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans were considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which was accounted for under SFAS 123, See Note 2s).

                4. Compensation expense recorded during 2006 amounted to $ 344 (2005- $ 405, 2004- $545).

                5. The balance of deferred compensation as of December 31, 2006 amounted to $406.

NOTE 17:- INCOME (LOSS) PER SHARE

                                                                     YEAR ENDED DECEMBER 31
                                             2006                              2005                             2004
                               -------------------------------   ----------------------------------------------------------------
                                            NUMBER                            NUMBER                            NUMBER
                                          OF SHARES      PER                OF SHARES      PER                OF SHARES     PER
                                             (IN        SHARE                  (IN        SHARE                  (IN       SHARE
                                INCOME    THOUSANDS)    AMOUNT    INCOME    THOUSANDS)    AMOUNT    INCOME    THOUSANDS)   AMOUNT
                               --------   ----------   -------   --------   ----------   -------   --------   ----------   ------
Basic                             3,032       29,532   $  0.10   $ 47,335       29,437   $  1.61   $ 84,133       29,266   $ 2.87
                               ========                          ========                          ========

Effect of options of
   investees                       (821)           -                  (20)           -                  (95)           -
Effect of dilutive stock
   options                            -           92                    -          113                    -          119
                               --------   ----------             --------   ----------             --------   ----------

Diluted                           2,211       29,624   $  0.07     47,315       29,550   $  1.60   $ 84,038       29,385   $ 2.86
                               ========   ==========   =======   ========   ==========   =======   ========   ==========   ======

NOTE 18:- EQUITY IN LOSSES OF AFFILIATED COMPANIES

                                            YEAR ENDED DECEMBER 31,
                                  --------------------------------------------
                                      2006            2005            2004
                                  ------------    ------------    ------------
          Affiliated companies:
             ESL(1)                          -               -           4,706
             Given                      (5,107)         (2,036)         (2,573)
             Netvision                   5,059           1,576          (2,265)
             Others(2)                 (17,629)        (17,062)        (10,360)
                                  ------------    ------------    ------------

                                  $    (17,740)   $    (17,522)   $    (10,492)
                                  ============    ============    ============

          The equity in losses includes amortization of intangible assets embedded in to the investments in affiliated companies.

          (1)   Through the sale date, see Note 7d(1).

          (2) Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 19:- GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

                                                         YEAR ENDED DECEMBER 31,
                                                   -----------------------------------
                                                      2006        2005         2004
                                                   ---------   ----------   ----------
ESL (See Note 7d(1))                               $       -   $        -   $  105,171
Given (See Note 7d(2))                                  (975)         666       21,667
KIT (See Note 7d(4))                                       -            -        5,302
Netvision (See Note 7d(7))                             1,802        2,989            -
Oren (See Note 7d(6))                                      -       19,673            -
AMT (See Note 7 d(8))                                    985            -            -
Galil Medical (See Note 3b)                              742            -            -
Others                                                    (7)           -          256
                                                   ---------   ----------   ----------

                                                   $   2,547   $   23,328   $  132,396
                                                   =========   ==========   ==========

NOTE 20:- OTHER INCOME, NET

                                                       YEAR ENDED DECEMBER 31,
                                                   --------------------------------
                                                     2006        2005        2004
                                                   ---------   ---------   --------
Gain (loss) from sale and increase (decrease)
   in market value of:
      Partner shares (see Note 8(2))               $  24,977   $   56,423   $        -
      Zix shares (1)                                       -            -        5,360
      Zoran shares (see Note 7(d)(6))                      -        1,053            -
      Other companies, net                                13          133           (5)
Other than temporary decline in investments                -         (568)        (803)
Bank loan extinguishment(2)                            2,708            -            -
Equity in losses of partnerships                        (672)         174           (7)
Dividend from Partner                                  1,781          381            -
Other                                                    503        1,052          204
                                                   ---------   ----------   ----------

                                                   $  29,310   $   58,648   $    4,749
                                                   =========   ==========   ==========

                Realized gains from sale of available-for-sale securities amounted to approximately $25,000, $57,500 and $5,400 in the years ended December 31, 2006, 2005 and 2004, respectively. The proceeds from such sales amounted to approximately $39,800, $103,000 and $8,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

                Regarding an other than temporary decline in value of other investments see Note 8(3).

          (1) The Zix Common stock had been accounted for as available for sale securities in accordance with SFAS 115. In 2004 the Company sold 854,701 shares in consideration for approximately $8,100 resulting in a realized gain of approximately $5,400 ($3,600 net of tax).

          (2) In February 2006, Mediagate's bank loan in the amount of approximately $2,800 was settled in consideration for $100. As a result, according to the provisions of FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", Elron recorded in the first quarter of 2006 a gain of approximately $2,700.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 21:- FINANCING INCOME, NET

                                                          YEAR ENDED DECEMBER 31,
                                                        ---------------------------
                                                          2006      2005      2004
                                                        -------   -------   -------
Income:
Interest on cash equivalents, bank deposits,
  debentures and loans                                  $ 5,854   $ 6,473   $ 2,577
Foreign currency gains                                      493     1,532       862
                                                        -------   -------   -------
                                                          6,347     8,005     3,439
                                                        -------   -------   -------
Expenses:
Interest on short-term credit, long-term loans
  and others                                                780     1,333       586
Foreign currency losses                                   1,112        88     1,420
                                                        -------   -------   -------
                                                          1,892     1,421     2,006
                                                        -------   -------   -------
(Gain) Loss from sale of debentures                        (114)      192         -
Other than temporary decline in value of
  Available for sale Debentures                             518       909         -
                                                        -------   -------   -------
                                                        $ 4,051   $ 5,483   $ 1,433
                                                        =======   =======   =======

NOTE 22:- DISCONTINUED OPERATIONS

                During 2005, the Company sold all of its shares of the ET Group, which met the definition of a component under SFAS 144 (See Note
                3a). Accordingly, the results of operations of the ET Group and the gain resulting from the disposal of the ET Group have been classified as discontinued operations in the statement of operations.

          a.    The following is the composition of discontinued operations:

                                                             2005       2004
                                                           --------   --------
                Loss from operations of discontinued
                   components
                   ET Group (See Note 3a): *
                      Impairment of goodwill                 (1,329)    (1,980)
                      Impairment of intangible assets
                        and property and equipment                -     (2,904)
                      Operating losses                       (2,734)    (3,027)
                                                           --------   --------
                                                           $ (4,063)  $ (7,911)

                   ESW (Elron SW-formerly 97% held by
                     Elron)                                       -       (454)
                                                           --------   --------
                                                             (4,063)    (8,365)
                                                           --------   --------
                Gain on disposal
                   ET Group (See Note 3a)                       213          -
                                                           --------   --------
                                                                213          -
                                                           --------   --------

                                                           $ (3,850)  $ (8,365)
                                                           ========   ========
                * Pre tax loss of ET group                 $ (4,063)  $  (7911)
                                                           ========   ========
                * Pre-tax loss of ESW                      $      -   $   (454)
                                                           ========   ========

                Revenues relating to the ET Group discontinued operations for the years ended December 31, 2005 and 2004 were $2,954 and $5,065, respectively.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 23:- RELATED PARTY TRANSACTIONS

          a.    Balances with related parties:

                                                               DECEMBER 31
                                                           -----------------
                                                             2006      2005
                                                           -------   -------
                Trade receivables:
                Affiliated companies                       $     -   $ 4,984

                Other receivables:
                Affiliated companies                            78         9
                Other companies                                 17        50
                                                           -------   -------
                                                                95        59
                Long-term receivables:
                Other companies                                467       434
                                                           -------   -------
                                                           $   562   $ 5,477
                                                           =======   =======

          b.    Income and expenses from affiliated and other companies:

                                                        YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                       2006      2005      2004
                                                     -------   -------   -------
                Income:
                Revenues                             $ 6,699   $ 8,046   $ 7,182
                Interest and commission for
                 guarantees                              362       235       142
                Participation in Directors'
                 remuneration                             84        68        38
                Participation in expenses                 15        25        89
                Costs and Expenses:
                Participation in expenses                 17        19        40
                Directors' remuneration                   71        91        30

          c. Option to the former Chairman of the Board and Chief Executive Officer - see Note 16c(3).

          d. See Note 7(d)(7) regarding the Barak Merger and GlobCall Merger with Netvision.

          e.    See Note 8(4)(a) regarding the investment in Jordan Valley.

          f.    See Note 7(d)(2)(f) regarding the investment in Given.

          g. The Company holds certain investments together with DIC as of December 31, 2006, the significant of which are as follows:

                                                       % HOLDING BY
                                                      DIC   Elron and RDC
                                                     ----   -------------
                Given                                14.0        25.4%
                Netvision (see also Note 7(d)(7)     36.1        36.1%
                Galil                                12.7        29.0%

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 24:- ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                FOREIGN
                                                UNREALIZED     CURRENCY
                                                 GAINS ON     TRANSLATION
                                                SECURITIES    ADJUSTMENTS      TOTAL
                                                ----------    -----------    ---------
Balance as of January 1, 2005 (net of
   tax effect of $32,300)                           58,213           (496)      57,717

Unrealized gains on available for sale
   securities (net of tax effect of $5,359)        (10,450)             -      (10,450)
Reclassification adjustment for realized
   gain and other than temporary decline in
   value included in net income (net of tax
   effect of $20,601)                              (36,335)             -      (36,335)
Foreign currency translation adjustments                 -           (191)        (191)
                                                ----------    -----------    ---------
Balance as of December 31, 2005 (net of tax
   effect of $6,340)                            $   11,428    $      (687)   $  10,741

Unrealized gains on available for sale
   securities (net of tax effect of $2,579)          6,493              -        6,493
Reclassification adjustment for realized
   gain and other than temporary decline in
   value included in net income (net of tax
   effect of $8,593)                               (16,645)             -      (16,645)
Foreign currency translation adjustments                 -            709          709
                                                ----------    -----------    ---------
Balance as of December 31, 2006 (net of tax
   effect of $326)                              $   1,276     $        22    $   1,298
                                                ==========    ===========    =========

NOTE 25:- BUSINESS SEGMENT

          a. Subsequent to the sale of the ET Group (see Note 3a) the Company operates in one segment, namely the "Other Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of medical devices, communications, semiconductors, software products and services and clean technology.

                The ET Group, which comprised the system and projects segment was sold on December 29, 2005 and therefore has been classified as discontinued operations. The operations of the System and Projects segment included development and supply of software solutions for the management of large and complex communication and internet networks.

          b.    Revenues according to location of customers are as follows:

                                               2006        2005        2004
                                             ---------   ---------   ---------
                Israel                       $     337   $     271   $      49
                USA                              9,061       9,781       8,688
                Europe                             625         802         511
                Asia                             2,840       1,792       2,017
                                             ---------   ---------   ---------

                                             $  12,863   $  12,646   $  11,265
                                             =========   =========   =========

          c.    Revenues from major customers were as follows:

                                               2006        2005        2004
                                             ---------   ---------   ---------
                In the Other Holdings
                  and Corporate Operations
                  segment:
                Oncura (See Note 23)                52%         64%         64%

          d.    The majority of the long-lived assets are located in Israel.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 26:- RECONCILIATION TO ISRAELI GAAP

          The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

          a.    Effect on the statement of operations:

                                             AS                        AS PER
                                          REPORTED    ADJUSTMENTS   ISRAELI GAAP
                                          --------    -----------   ------------
For the year ended December 31, 2006:

Net income                                $   3,032   $   (15,130)  $    (12,098)
Basic net income per share                     0.10         (0.51)         (0.41)
Diluted net income per share                   0.07         (0.50)         (0.43)

For the year ended December 31, 2005:

Net income                                $  47,335   $     7,147   $     54,482
Basic net income per share                     1.61          0.24           1.85
Diluted net income per share                   1.60          0.24           1.84

For the year ended December 31, 2004:

Net income                                $  84,133   $     7,896   $     92,029
Basic net income per share                     2.87          0.27           3.14
Diluted net income per share                   2.86          0.27           3.13

          b.    Effect on the balance sheet:

                                             AS                        AS PER
                                          REPORTED    ADJUSTMENTS   ISRAELI GAAP
                                          ---------   -----------   ------------
As of December 31, 2006:

Investments in other companies and long
  term receivables                        $  68,215   $   (61,297)  $      6,918

Investment in affiliated companies          100,392        18,683        119,075

Total assets                                326,249       (58,970)       267,279

Deferred taxes                                1,408        (1,064)           344

Retained earnings                            13,703        21,488         35,191

Total equity                                297,504       (59,927)       237,577

As of December 31, 2005:

Investments in other companies and long
  term receivables                        $  73,931   $   (67,694)  $      6,237

Investment in affiliated companies          102,780         4,630        107,410

Total assets                                353,773       (75,361)       278,412

Deferred taxes                                9,494        (9,774)          (280)

Retained earnings                            10,671        36,605         47,276

Total equity                                302,116       (54,216)       247,900

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

          c.    Material adjustments:

                The abovementioned adjustments result mainly from the differences between U.S. GAAP and Israeli GAAP detailed below:

                1. As described in Note 2i, under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company's ability to significantly influence the investee's operational and financial policies. Under Israeli GAAP, if the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting shall be applied. The effect of the aforementioned difference on net income for 2006, 2005 and 2004 was a decrease in net income under Israeli GAAP of approximately $24,700 , $7,900 and $300, respectively.

                2. As described in Note 2c, under US GAAP, in consolidated subsidiaries, when complex ownership structure exists, such as that the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses cannot be allocated that would reduce the carrying amount of the minority investment to the lower of the amount invested or liquidation value.Under Israeli GAAP, losses can be allocated to the minority up to the carrying amount of the minority investment. The effect on net loss in 2006 under Israeli GAAP amounted to a decrease in the net loss of approximately $ 1,700 .

                3. As described in Note 8(2), Elbit sold in 2006 and 2005 3,091,361 and 12,765,190 shares of Partner, respectively. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. The carrying value of Partner shares was approximately $7 and $30, respectively and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP in 2006 and 2005 amounted to approximately $28,200 and $69,700, respectively, as compared to approximately $21,200 and $45,400 under US GAAP, respectively.

                4. According to U.S. GAAP the transfer of Galil's business in exchange for an interest in Oncura which occurred in May 2003 was recorded in 2003 at fair value and according to Israeli GAAP, the aforementioned exchange was accounted for as an exchange of similar productive assets, and therefore the investment in Oncura was recorded at the carrying value of the assets transferred.

                      As described in Note 7(d)(9), under US GAAP the company recorded in 2006 and 2005, impairment losses on the investment in Oncura in the amount of $6,100 and $5,100, respectively ($2,500 and $2,100 net of minority interest, respectively). Under Israeli GAAP, since the investment in Oncura was recorded at the carrying value of the assets transferred, no impairment was recorded.

                      As described in Note 3(b), On December 31, 2006 Galil sold its interest in Oncura and purchased from Oncura the urology related cryotherapy business. As a result of the difference in the carrying value amount of the investment in Oncura, as described above, Galil recorded a loss in the amount of approximately $1,700 (not including transaction costs) under U.S GAAP and a gain of approximately $10.4 million (not including transaction costs). Elron's share in the above loss under US GAAP amounted to $0.6 million and its share in the above gain under Israeli GAAP amounted to approximately $2,300.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

          c.    Material adjustments: (Cont.)

                5. Under U.S GAAP, a valuation allowance is recorded to reduce amounts of deferred tax assets when it is not more likely than not that assets will be realized. Under Israeli GAAP, deferred tax assets are recorded only if it is probable that the Company will have, in the future, sufficient taxable income in order to realize the deferred tax assets. The aforementioned difference under U.S GAAP resulted in an increase in net income in 2006 and 2005 of $2,700 and $5,170, respectively.

                6. Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net income in 2006, 2005 and 2004 amounted to an increase in income of approximately $89, $0 and $3,000, respectively.

                7. In 2005 Elbit reversed valuation allowance in respect of deferred tax assets of approximately $14,500 (of which approximately $3,900 was recorded as a reduction of goodwill) relating to carryforward losses. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. Under Israeli GAAP, only the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the company was recorded as a tax benefit in net income. The effect on net loss in 2005 amounted to a reduction in losses of approximately $1,500.

                8. As described in Note 7(d)(6), Elron sold all of its holdings in Oren in the second quarter of 2005. Since Under U.S GAAP we used the equity method of accounting from the first investment in Oren and Under Israeli GAAP from the first time Elron could exercise significant influence in Oren, Elron's investment in Oren at the date of sale under US GAAP was lower by $5,000 than such investment under Israeli GAAP. As a result, the gain recorded under Israeli GAAP for the sale of the investment in Oren in 2005, amounted to approximately $12,200, net of tax, compared to a gain, of approximately $17,200, net of tax under US GAAP.

                9. As discussed in Note 14d, corporate tax rates were progressively reduced in Israel. The effect of the change in the tax rate under Israeli GAAP amounted to an income taxes charge in 2005 and in 2004 of approximately $0 and $400, while under U.S. GAAP the effect of this change amounted to a tax benefit in 2005 and 2004 of $200 and $3,000, respectively. The difference resulted mainly from the difference between the deferred tax liability under Israeli and U.S. GAAP.

                10. According to U.S. GAAP, the gain arising from the initial public offering of Given was accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain was recognized in the statement of operations over three years from the date of the public offering. The effect on net income in 2004 amounted to an increase in income under Israeli GAAP of approximately $2,300.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

          c.    Material adjustments: (Cont.)

                11. As discussed in Note 7d(1), on July 28, 2004 Elron sold its shares in ESL. Due to the difference in the carrying amount of the investment in ESL between Israeli GAAP and U.S. GAAP (resulting mainly from the merger of ESL and EL-OP in 2000, which was accounted for by the purchase method under U.S. GAAP and as a non-monetary exchange of similar assets under Israeli GAAP), the gain resulting from the sale of ESL under U.S. GAAP is different than the aforementioned gain under Israeli GAAP. The gain recorded under Israeli GAAP amounted to $116,000, which net of tax was $102,900.

                12. Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS):

                      In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" ("the Standard"). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008.

                      Since the financial statements are in accordance to US GAAP, the Company includes in its financial statements a note of reconciliation between US GAAP and Israeli GAAP. Commencing January 1, 2008 the Company will include reconciliation between US GAAP to IFRS in a note to its financial statements.

                      The Company is evaluating the effect of the new Standard on its financial statements.

                                ----------------

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                        ANNEX TO THE FINANCIAL STATEMENTS
                            U.S dollars in thousands

DETAILS RELATING TO MAJOR INVESTMENTS AS OF DECEMBER 31, 2006:

                                                          CARRYING
                                                        VALUE OF THE    MARKET VALUE OF THE
                                                         INVESTMENT       PUBLICLY TRADED
                                                            AS OF        INVESTMENTS AS OF
                                            % OF          DECEMBER      DECEMBER     MARCH
                                         OWNERSHIP           31,           31,        13,
                                        INTEREST (1)      2006 (2)        2006        2006
                                        ------------    ------------    --------    -------
CONSOLIDATED COMPANIES:

Starling (3)                                 50%              (32)             -          -
SELA (3)                                     39%              224              -          -
Medingo (3)                                  50%            1,050              -          -

AFFILIATED COMPANIES (EQUITY):
Given Imaging Ltd. (NASDAQ: GIVN) (3)        21%           67,820        115,257    124,191
NetVision Ltd. (TASE: NTSN)                  36%           13,119         53,998     59,680
ChipX                                        29%            2,029              -          -
CellAct Ltd.                                 45%              357              -          -
AMT                                          34%            2,767                         -
Wavion, Inc.                                 38%             (149)             -          -
Pulsicom Israel Technologies Ltd.            18%               10              -          -
3DV Systems Ltd. (3)                         44%            2,494
Galil Medical Ltd. (3)                       20%            4,772
Notal Vision, Inc.                           23%              135              -          -

AVAILABLE FOR SALE:
EVS (NASDAQ: EVSNF.OB)                       10%            1,120          1,438      1,358
MWise Inc.                                   10%              817            817      1,653

PARTNERSHIP:
Gemini Israel Fund L.P.                       5%               16              -          -
InnoMed Ventures L.P.                        14%            3,313              -          -

COST:
Jordan Valley                                27%            8,137              -          -
Impliant Inc.                                22%            8,340              -          -
Teledata Ltd.                                21%           16,000              -          -
Nulens Ltd.                                  29%            4,360              -          -
Brainsgate                                   22%            6,949              -          -
Enure                                        41%            2,215              -          -
Safend Ltd.                                  26%            3,700              -          -
Neurosonix                                   16%            2,850              -          -
Atlantium                                    31%           10,000              -          -

(1)   On the basis of the outstanding share capital.

(2)   Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.